UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 and the three month interim period ended March 31, 2005

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number •

ViRexx Medical Corp.
(Exact name of Registrant as specified in its charter)

ViRexx Medical Corp.
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organisation)

8223 Roper Road, Edmonton, Alberta, Canada T6E 6S4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, No Par Value	Application will be made to list the Common Shares on The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As of August 10, 2005, there were 54,907,455 outstanding shares in the capital of the Corporation.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes     ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow
☐ Item 17       ☒ Item 18

Table Of Contents

FORWARD LOOKING INFORMATION		5
GLOSSARY OF TERMS		6
PART I		9
Item 1.	Identity of Directors, Senior Management and Advisors	9
Item 2.	Offer Statistics and Expected Timetable	10
Item 3.	Key Information	10
A.	Selected financial data	10
B.	Capitalization and indebtedness	12
C.	Reasons for the offer and use of proceeds	14
D.	Risk factors	14
Item 4.	Information on the Corporation	22
A.	History and Development of the Corporation	22
B.	Business	24
C.	Organizational structure	40
D.	Property and equipment	40
Item 5.	Operating and Financial Review and Prospects	41
A.	Operating results	42
B.	Liquidity and capital resources	45
C.	Research and development, patents and licenses, etc.	48
D.	Trend information	49
E.	Off-Balance Sheet Arrangements	49
F.	Tabular Disclosure of Contractual Obligations	49
G.	Safe Harbour	49
Item 6.	Directors, Senior Management and Employees	50
A.	Directors and senior management	50
B.	Compensation	54
C.	Board practices	56
D.	Employees	58
E.	Share ownership	59
Item 7.	Major Shareholders and Related Party Transactions	62
A.	Major shareholders	62
B.	Related party transactions	62
C.	Interests of experts and counsel	62
Item 8.	Financial Information	63
A.	Consolidated Statements and Other Financial Information	63
B.	Significant Changes	63
Item 9.	The Offer and Listing	63
A.	Offer and listing details	63
B.	Stock Option Pricing	65
C.	Pension and Retirement Plans and Payments made upon Termination of Employment	65
D.	Plan of Distribution	65
E.	Markets	65
F.	Selling Shareholders	65
G.	Dilution	66
H.	Expenses of the issue	66

Item 10.	Additional Information	66
A.	Share capital	66
B.	Memorandum and articles of association	68
C.	Material contracts	72
D.	Exchange controls	73
E.	Taxation	73
F.	Dividends and paying agents	78
G.	Statement by experts	78
H.	Documents on display	78
I.	Subsidiary Information	78
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	78
Item 12.	Description of Securities Other than Equity Securities	78
PART II		79
Item 13.	Defaults, Dividend Arrearages and Delinquencies	79
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	79
Item 15.	[Reserved]	79
Item 16.	[Reserved]	79
Item 16A - Audit Committee Financial Expert		79
Item 16B - Code of Ethics		79
Item 16C - Principal Accountant Fees and Services		79
Item 16D - Exemption from the Listing Standards for Audit Committees		79
Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers		80
PART III		81
Item 17.	Financial Statements	81
Item 18.	Financial Statements	81
Item 19.	Exhibits	81

FORWARD LOOKING INFORMATION

This Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Shareholders can identify these forward looking statements when they see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize products, the introduction of competing products, the difficulty of predicting FDA, EMEA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other risks and uncertainties described under “Item 3 - Key Information - Risk Factors” and elsewhere in this Form 20-F.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. Except as required by law we do not undertake to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used frequently throughout this Form 20-F.

“ABCA” means the Business Corporations Act (Alberta), including regulations promulgated thereunder.

“AFP” means Alpha Fetal Protein, which is a TAA secreted by liver cancer.

“AHFMR” means the Alberta Heritage Foundation for Medical Research.

“AIT’” means the antibody-based immunotherapy designed to educate the immune system to recognize and remove cancer.

“AltaRex” means AltaRex Medical Corp. a wholly-owned subsidiary of ViRexx and a corporation incorporated under the ABCA.

“Arrangement” means the plan of arrangement pursuant to Section 193 of the ABCA between the Corporation and AltaRex whereby, amongst other things, the Corporation acquired all of the issued and outstanding common shares of AltaRex by way of a share exchange effective December 10, 2004.

“BRM” means Biological Response Modifiers.

“Board" means the Board of Directors of ViRexx.

“CDC” means the U.S. Centre for Disease Control and Prevention.

“cGMP” means current Good Manufacturing Practices.

“CSRD” means Cultural Sector Review Division of the Department of Canadian Heritage.

“CTA” means Clinical Trial Application submitted to Health Canada.

“Director” means a member of the Board of Directors of ViRexx.

“EMEA” means European Medicines Agency.

“FDA” means Food and Drug Administration.

“Former ViRexx” means ViRexx Research Inc., a corporation amalgamated under the ABCA.

“GAAP” means the Generally Accepted Accounting Principles in Canada.

“HBV” means the Hepatitis B Virus.

“HCC” means hepatocellular carcinoma.

“HCV” means the Hepatitis C Virus.

“ICA” means the Investment Canada Act.

“IRAP” means Industrial Research Assistance Program.

“IRD” means the Investment Review Division of Industry Canada.

“LTIP” means “Long Term Incentive Plan” which is a plan of compensation based on the performance of the Corporation over several financial years.

“MAb” means monoclonal antibodies.

“NAI” means Norac Acquisitions Inc., a wholly-owned subsidiary of Norac and a corporation incorporated under the ABCA.

“Norac” means Norac Industries Inc., a corporation incorporated under the ABCA.

“NRC” means National Research Council of Canada.

“OvaRex®”means a product of ViRexx in late third stage clinical trials which is a treatment for ovarian cancer.

“PCT”means Patent Cooperation Treaty.

“PVA” means polyvinyl alcohol.

“Registrar and Transfer Agent” means Computershare Trust Company of Canada, the registrar and transfer agent of the Corporation as at the date hereof.

“Related party” means, in relation to a corporation, a promoter, officer, Director, other insider or Control Person of that corporation (including an issuer) and any associates and affiliates of any of such persons. In relation to an individual, related party means any associates of the individual or any corporation of which the individual is a promoter, officer, Director or Control Person.

“SAR” means “Stock Appreciation Right” and means a right, granted by the Corporation as compensation for services rendered or otherwise in connection with office or employment to receive payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

“SEC” means the Securities and Exchange Commission.

“Shareholders” means a holder of Shares.

“Shares” means common shares in the capital of ViRexx.

“Subsidiary” means collectively AltaRex

“T-ACT’” means the Targeted-Autothrombogenic Cancer Therapy which is a platform designed to block the blood supply to tumours.

“TAA” means tumour associated antigens which are found on the surface of a number of cancers and their metastases and secreted into the blood.

“TACE” means transcatheter arterial chemoembolization.

“TFC” means thrombus formation component.

“TNF” means Tumour Necrosis Factor.

"TSX" means the Toronto Stock Exchange.

“TTR” means the time to disease relapse.

“UFE” means uterine fibroid embolization.

“United Therapeutics”means United Therapeutics Corporation.

“ViRexx” or “Corporation” means ViRexx Medical Corp., a corporation amalgamated under the ABCA.

“ViRexx Amalgamation” means the amalgamation of Norac, NAI and Former ViRexx into ViRexx under the provisions of the ABCA and pursuant to the Amalgamation Agreement completed December 23, 2003.

“VWF” means von Willebrand Factor, which is involved in the formation of blood clots following blood vessel damage.

PART I

In this Form 20-F, except where otherwise indicated, all references to the “Corporation,”“we,”“our” and “ViRexx” refer to ViRexx Medical Corp. and its subsidiaries. References to “dollars” as “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

Item 1.  Identity of Directors, Senior Management and Advisors

The names, business address and functions of ViRexx’s directors and senior management are stated in the following table:

Names	Business Address	Function to the Corporation
Dr. Antoine A. Noujaim	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Chairman, Chief Executive Office and Director
Dr. Lorne J. Tyrrell	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Chief Scientific Officer and Director
Jacques R. Lapointe	7774 Tenth Sideroad Milton, Ontario L9T 4Y9 Canada	Director
Bruce D. Brydon	66 Suffolk Road Salt Spring Island British Columbia V8K 1L8 Canada	Director
Thomas E. Brown	324 Osland Place Edmonton, Alberta T6R 1Z9 Canada	Director
Dr. Jean Claude Gonneau	A Farnell Mews London England SW5 9DL	Director
Douglas Gilpin, CA	175 Wolf Willow Crescent Edmonton, Alberta T5T 1T3 Canada	Director
Macaraig (Marc) Canton	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	President and Chief Operating Officer
Rob Salmon, CA	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Chief Financial Officer and Secretary
Michael W. Stewart	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Operations, Oncology
Dr. Rajan George	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Research & Development, Infectious Diseases
Dr. Andrew Stevens	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President Regulatory Affairs
Dr. Irwin Griffith	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Drug Development, Infectious Disease

The Canadian legal advisor of ViRexx is Parlee McLaws llp located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1. As to matters arising under the Federal securities laws the Company is being advised by Corsair Advisors Inc., 497 Delaware Avenue, Buffalo, New York 14202. The auditor of ViRexx for the preceding three years is PricewaterhouseCoopers LLP, Chartered Accountants, Suite 1501 TD Tower, 10088 - 102 Avenue, Edmonton, Alberta, Canada, T5J 3N5.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected financial data

The selected consolidated financial data for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 have been derived from our Consolidated Financial statements and the related Notes, which are included elsewhere in this registration statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the registration statement.

We prepared our Consolidated Financial Statements in accordance with Canadian General Accepted Accounting Principles (“GAAP”). GAAP differs in certain material respects from United States Generally Accepted Accounting Principles. For discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 16 to our audited Consolidated Financial Statements, included elsewhere in this Form 20-F. Note 16 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Selected Canadian GAAP Financial Data

	Years ended December 31,
	Three months ended March 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Revenues from continuing operations	-	-	-	-
Net (loss) from continuing operations	(1,702,833)	(3,657,760)	(1,383,562)	(1,260,472)
Net (loss)	(1,702,833)	(3,657,760)	(1,383,562)	(1,260,472)
Net (loss) per share from continuing operations (basic and fully diluted)	(0.03)	(0.14)	(0.15)	(0.14)
Net (loss) per share (basic and fully diluted)	(0.03)	(0.14)	(0.15)	(0.14)
Weighted average no. shares	53,745,499	25,268,388	9,128,866	8,762,781
Working capital	8,324,948	8,836,650	1,694,864	280,791
Total assets	44,418,934	45,722,445	3,741,909	1,093,054
Long-term liabilities	6,124,032	6,749,947	35,341	656,681
Shareholders’ Equity	36,632,450	37,190,587	2,095,049	(56,296)

Selected U.S GAAP Financial Data
	Years ended December 31,
	Three months ended March 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Revenues from continuing operations	-	-	-	-
Net (loss) from continuing operations	(1,663,734)	(31,459,395)	(2,116,252)	(1,294,901)
Net (loss)	(1,663,734)	(31,459,395)	(2,116,252)	(1,294,901)
Net (loss) per share from continuing operations (basic and fully diluted)	(0.03)	(1.25)	(0.23)	(0.15)
Net (loss) per share (basic and fully diluted)	(0.03)	(1.25)	(0.23)	(0.15)
Weighted average no. shares	53,745,499	25,268,388	9,128,866	8,762,781
Working capital	8,265,830	8,777,532	1,635,746	280,791
Total assets	10,513,266	11,151,763	3,480,183	904,069
Long-term liabilities	-	-	35,341	746,681
Shareholders’ Equity (Deficiency)	8,791,696	9,310,734	1,774,205	(245,191)

Currency and Exchange Rates

The following table sets out the exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods);

	US Dollars Per One Canadian Dollar Year Ended December 31
	2004	2003	2002	2001	2000
End of period	0.8319	0.7713	0.6339	0.6275	0.6666
Average for the period	0.7685	0.7158	0.6369	0.6461	0.6740

The following table sets out the high and low exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	US Dollars per One Canadian Dollar
	November 2004	December 2004	March 2005	April 2005	May 2005	June 2005	July 2005
High for the month	0.8493	0.8435	0.8320	0.8232	0.8083	0.8159	0.8298
Low for the month	0.8155	0.8064	0.8024	0.7956	0.7872	0.7951	0.8044

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on August 10, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was US$1.00 = CDN$0.8254.

B.  Capitalization and indebtedness

Common Shares

The Corporation is authorized to issue an unlimited number of common shares. A summary of transactions during the period ended March 31, 2005 is outlined below:

	Common shares
	#	$
Balance - December 31, 2004	53,276,477	42,371,313
Repurchased	(131,000)	(104,242)
Exercise of stock options	100,218	119,397
Exercise of warrants	1,347,313	1,135,900
Share issuance costs	-	(33,025)
Balance - March 31, 2005	54,593,008	43,489,343

Normal Course Issuer Bid

On December 21, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 2,663,823 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Corporation repurchased 131,000 common shares at an average price of $1.40 per share for the period January 1, 2005 to March 31, 2005, which resulted in a charge of $104,242 to share capital and a charge of $78,745 to the deficit. (See Item 16E)

Stock Options

The Corporation’s stock option plan permits the issuance of stock options equivalent to 6,500,000 common shares. As at March 31, 2005, the Corporation had granted 6,382,386 stock options of which 6,268,950 were outstanding and 5,021,750 were exercisable. The expiry date of outstanding stock options range from April 30, 2005 to December 16, 2014.

A summary of transactions during the period ending March 31, 2005 is outlined below:

	Stock Options	Weighted exercise price
	#	$
Balance - December 31, 2004	6,369,168	0.84
Exercised	(100,218)	0.83
Balance - March 31, 2005	6,268,950	0.84

On February 1, 2005, the Corporation granted 300,000 stock options as an inducement to an individual to join the Corporation as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years.

Warrants

As at March 31, 2005, the Corporation had 11,195,782 warrants outstanding at a weighted average price of $1.10. The expiry date of outstanding warrants range from July 7, 2005 to November 26, 2006. A summary of transactions during the period is outlined below:

	Warrants	Weighted exercise price
	#	$
Balance - December 31, 2004	12,543,095	1.06
Exercised	(1,347,313)	0.84
Balance - March 31, 2005	11,195,782	1.10

Convertible Debentures

	March 31, 2005	December 31, 2004
		$$
United States dollar convertible debentures	512,198	502,215
Canadian dollar convertible debentures	450,000	450,000
Accrued interest	144,009	144,009
Equity component	(59,118)	(59,118)
Balance - March 31, 2005	1,047,089	1,037,106

United States dollar convertible debenture

On August 15, 2002, AltaRex issued a convertible debenture to United Therapeutics in exchange for proceeds of US$433,310. On the acquisition of AltaRex, this debenture was determined to have a fair value of $511,687 (US$417,261). OvaRex patents and technology have been pledged as collateral for the debenture. Interest is payable on the debenture quarterly and accrues at 6% per annum. Principal and unpaid interest on the debenture is due in full on August 23, 2005. The debenture is convertible into common shares of the Corporation at a price of US$1.00 per share at any time at the option of United Therapeutics. As at March 31, 2005, the carrying amount of the convertible debenture reflecting current exchange rates is $512,198 (unaudited) (December 31, 2004 - $502,215).

Canadian dollar convertible debentures

On September 20, 2002, the Corporation issued convertible debentures in the amount of $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. A specific charge and secured interest against T-ACT’ Technology patent was pledged as collateral for the debenture. The convertible debentures were accounted for in accordance with their substance and presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures, representing the value of the conversion feature and options, was classified as equity.

In 2003, $235,000 of these debentures were converted to common shares leaving a principal balance of $450,000. During the year ended December 31, 2004, the Corporation offered to redeem the remaining debentures and deposited $659,931 into trust to satisfy redemption requirements and related costs. The funds have not yet been accepted by the holder and the debentures remain outstanding at March 31, 2005.

C.  Reasons for the offer and use of proceeds

Not Applicable.

D.  Risk factors

The following factors are not intended to represent a complete list of the general or specific factors that may affect ViRexx. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors discussed below may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

An investment in our Common Shares is speculative and is subject to the following risks:

All of the Corporation’s potential products, including OvaRex® MAb are in the research and development stage and will require further development and testing before they can be marketed commercially

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. There can be no assurance that the research and development programs conducted by the Corporation or its partners will result in any products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations the Corporation, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results.

There are inherent risks in pharmaceutical research and development

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Corporation will be affected by numerous factors beyond the Corporation’s control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

The Corporation’s products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of the Corporation’s products may require the development of new manufacturing technologies and expertise. The impact on the Corporation’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Corporation will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Corporation’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and similar regulatory authorities in other countries such as the EMEA may deny approval of a New Drug Application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Corporation to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of the United States. The Corporation could face similar risks in these other jurisdictions, as the risks described above.

The Corporation’s operations and products may be subject to other government manufacturing and testing regulations

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States, the EMEA in Europe and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by the Corporation will have to comply with the FDA’s cGMP and other FDA, and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Corporation’s customers may require the manufacturing facilities contracted by the Corporation to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Corporation fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Corporation may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Corporation or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product. The Corporation is subject to regulation by governments in many jurisdictions and, if the Corporation does not comply with healthcare, drug, manufacturing and environmental regulations, among others, the Corporation’s existing and future operations may be curtailed, and the Corporation could be subject to liability.

In addition to the regulatory approval process, the Corporation may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The biotechnology industry is extremely competitive and the Corporation must successfully compete with larger companies with substantially greater resources

Technological competition in the pharmaceutical industry is intense and the Corporation expects competition to increase. Other companies are conducting research on therapeutics involving immunotherapy and embolotherapy as well as other novel treatments or therapeutics for the treatment of cancer, infectious disease and solid tumours which may compete with the Corporation’s product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Corporation. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the Corporation may compete from time to time, and which may have significantly better and larger resources than the Corporation. Accordingly, the Corporation’s competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

The Corporation anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Corporation’s competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by the Corporation. Competitive products may render the Corporation’s products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

The Corporation relies on patents and proprietary rights to protect its technology

The Corporation’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Corporation has patents in the United States and Europe and has filed applications for patents in the United States and under the PCT, allowing it to file in other jurisdictions. The Corporation’s success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Corporation cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Corporation will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Corporation.

The patent positions of pharmaceutical and biotechnology firms, including the Corporation, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Corporation’s current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Corporation cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Corporation. Similarly, since patent applications filed before October 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Corporation cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. There is no assurance that the Corporation’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, the Corporation may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Corporation to stop using or pay to use certain intellectual property, and as such, the Corporation’s competitive position and profitability could suffer as a result.

In addition, the Corporation may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation. If the Corporation does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, the Corporation could incur substantial costs in defending itself in suits brought against the Corporation on such patents or in suits in which the Corporation attempts to enforce its own patents against other parties.

The Corporation’s products may fail or cause harm, subjecting the Corporation to product liability claims, which are uninsured

The sale and use of products of the Corporation entail risk of product liability. The Corporation currently does not have any product liability insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

New products may not be accepted by the medical community or consumers

The Corporation’s primary activity to date has been research and development and the Corporation has no experience in marketing or commercializing products. The Corporation will likely rely on third parties to market its products, assuming that they receive regulatory approvals. If the Corporation relies on third parties to market its products, the commercial success of such product may be outside of its control. Moreover, there can be no assurance that physicians, patients or the medical community will accept the Corporation’s product, even if the Corporation’s product proves to be safe and effective and is approved for marketing by Health Canada, the FDA and other regulatory authorities. A failure to successfully market its products would have a material adverse affect on the Corporation’s revenue.

The Corporation’s technologies may become obsolete

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the pharmaceutical industry. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s products obsolete, less competitive or less marketable. The process of developing the Corporation’s products is extremely complex and requires significant continuing development efforts and third party commitments. The Corporation’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business. The Corporation may be unable to anticipate changes in its potential customer requirements that could make the Corporation’s existing technology obsolete. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks. The Corporation may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties

The Corporation is a party to collaborative agreements with third parties relating to OvaRex® MAb and four other products from the AIT™ platform. Under these collaborations, depending on the structure of the collaboration, the Corporation is dependent on its collaborators to fund, to conduct clinical trials, obtain regulatory approvals for, and manufacture, market and sell products using the Corporation’s technology. The Corporation’s collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products. The Corporation’s future success is dependent on the development and maintenance of strategic relationships. The Corporation intends to seek to enter into additional strategic relationships with collaborators to commercialize products and to participate in and continue to finance the later stage clinical development of products. If the Corporation cannot maintain its existing collaborations or establish new collaborations, it would be required to terminate the development and commercialization of products or undertake product development and commercialization activities at its own expense.

In April 2002, a subsidiary of the Corporation entered into an Exclusive License Agreement with United Therapeutics for the development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the major exception of the member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. Under the Exclusive License Agreement, United Therapeutics is responsible for the development of the Corporation’s intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay the Corporation certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. If United Therapeutics does not devote the resources necessary or does not advance the clinical development of the products, particularly OvaRex® MAb, the Corporation will be materially adversely affected.

If the Corporation fails to enter into strategic relationships for development of products on terms favorable to the Corporation or if these collaborators fail to effectively complete the clinical trials, the regulatory approval of the Corporation’s products may be delayed, and any such delay may have a materially adverse effect on the Corporation’s results of operations and business. The Corporation may also rely on collaborators to market its products. If the Corporation fails to enter collaborations or if its collaborators fail to effectively market the Corporation’s products, the Corporation may lose the opportunity to successfully commercialize the products. The Corporation can make no assurance that it will be able to enter additional collaborations on terms that are acceptable to the Corporation. The Corporation and its collaborators may not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials. Pursuant to the Draximage Alliance Agreement, Draximage Inc. previously filled OvaRex® MAb vials for clinical trials and may have had certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex® MAb vials. Effective February 2, 2004 the Draximage Alliance Agreement was terminated. United Therapeutics is now working with other vendors to fill OvaRex® MAb vials. AltaRex Corp. previously worked with Lonza Biologics plc on the production of cell culture-based OvaRex® antibody and had subsequently transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. Effective, December 15, 2003, the manufacturing and development responsibilities of Abbott Laboratories were terminated. The Corporation is now reliant upon United Therapeutics for all manufacturing responsibilities. The Corporation can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings for OvaRex® MAb, or that United Therapeutics’ manufacturing decisions would be appropriate for the Corporation and its other collaborators. Also, if long-term arrangements for the production of OvaRex® MAb and other antibodies cannot be entered into, the Corporation may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, the Corporation may incur significant costs.

Scaling-up production and producing multiple consistency lots of cell culture-derived materials will enable the Corporation and United to further pursue regulatory approval and commercialization of OvaRex® MAb. Such regulatory approval and commercialization is dependent upon the Corporation’s and United Therapeutics’ ability to achieve such improvements in production.

The Corporation also relies on a number of alliances and collaborative partnerships for the development of its products. The Corporation cannot guarantee that these relationships will continue or result in any successful developments.

The Corporation has no operating revenues and a history of losses

To date, the Corporation has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. The Corporation anticipates that it will continue to incur significant losses during 2005 and in the foreseeable future. The Corporation will not reach profitability until after successful commercialization of one or more of its products.

The Corporation may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements

As of December 31, 2004, the Corporation had cash and cash equivalents, including short-term investments, of $10.1 million and working capital of approximately $8.8 million. The Corporation presently anticipates that its average cash usage for 2005 will be approximately $0.65 million per month and its existing capital resources are adequate to fund its current plans for research and development activities into 2006. As at March 31, 2005, the Corporation had working capital of $8,324,948. Factors that will affect the Corporation’s anticipated monthly cash usage include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity, and the level of pre-clinical activity required by a health authority. The Corporation anticipates that it may need additional financing in the future to fund research and development and to meet its on going capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to the Corporation, the Corporation may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed product, or obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its current capital resources are exhausted.

The Corporation is dependent on its key employees and collaborators

The Corporation’s ability to develop the product will depend, to a great extent, on its ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. The Corporation is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees and/or key collaborators may affect the speed and success of product development.

The Corporation’s share price may be highly volatile

Market prices for securities of biotechnology companies generally are volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Corporation’s financial position, public concern over the safety of biotechnology, future sales of shares by the Corporation or by its current shareholders and other factors could have a significant effect on the market price and volatility of the common shares.

The Corporation earns interest income on its excess cash reserves and is exposed to changes in interest rates

The Corporation invests its excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income the Corporation earns will be directly impacted.

The Corporation’s Shareholders may face dilution in future financings

Additional future financings may involve the issuance of additional common shares or other equity and/or debt securities and other forms of borrowing. Issuances of additional equity securities may dilute the per share value of common shares held by the Corporation’s existing shareholders.

As a non-US Corporation, it may be difficult for shareholders to pursue claims under US securities laws against the Corporation and its directors, officers and experts

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the independent auditors who have audited its financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Corporation’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Item 4.  Information on the Corporation

A.  History and Development of the Corporation

The legal and commercial name of the Corporation is ViRexx Medical Corp.

The Corporation is a corporation amalgamated under the laws of the Province of Alberta, Canada pursuant to the provisions of the Alberta Business Corporations Act (“ABCA”). The Corporation’s head office is located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. Its common shares are listed and posted for tracking on the TSX under the symbol “VIR”.

The Corporation is the corporation resulting from the amalgamation of ViRexx Research Inc. (“ViRexx Research”), Norac Industries Inc. (“Norac”) and Norac Acquisitions Inc. (“NAI”), a wholly owned subsidiary of Norac, under the ABCA on December 23, 2003 (the “ViRexx Amalgamation”). Pursuant to the ViRexx Amalgamation holders of Norac subordinate voting shares (the “Norac A Shares”) received 0.2244667 common shares of ViRexx (“ViRexx Shares”) for each Norac A Share held and holders of Norac multiple voting shares (the “Norac B Shares”) received 0.0000004 ViRexx Shares for each Norac B Share held. The issued and outstanding class A shares of NAI (the “NAI Shares”) were cancelled without any repayment of capital in respect of such shares as part of the ViRexx Amalgamation, and therefore Norac, as the sole shareholder of NAI, did not receive any ViRexx Shares. Holders of shares of ViRexx Research received 0.5285974 ViRexx Shares for each share of ViRexx Research held.

Norac was incorporated under the ABCA on September 22, 1986. Norac has been a reporting issuer in the Province of Alberta since October 2, 1986, pursuant to the issuance of a receipt for a final prospectus under the Securities Act (Alberta). The Norac A Shares began trading on the TSXV (formerly, the Canadian Venture Exchange and prior to that the Alberta Stock Exchange) in April 1987 under the symbol “NRC.A” which was subsequently changed to the symbol “NRC.T”. On June 23, 2003, trading of Norac’s securities was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSX Venture Exchange (“TSXV”) as a result of its inactive status, and Norac’s symbol was changed to “NRC.H”. Norac has been a reporting issuer in the Province of British Columbia since November 26, 1999.

ViRexx Research was the corporation resulting from the amalgamation of Novolytic Corp. and ViRexx Research Inc. (“Original ViRexx”) under the ABCA on August 1st, 2002. On August 1st, 2002, immediately prior to the said amalgamation, the shareholders of Original ViRexx exchanged the 1,000,000 issued and outstanding class A common shares of Original ViRexx for 16,746,007 common shares of Novolytic Corp. and as a result Original ViRexx became a wholly owned subsidiary of Novolytic Corp. The share exchange ratio for the amalgamation of Original ViRexx and Novolytic Corp. was established by agreement between their respective boards of directors in consultation with an independent investment banking firm.

Novolytic Corp. was incorporated under the laws of the State of Nevada, U.S.A. on October 30, 2000 and was continued into the Province of Alberta as a corporation subject to the ABCA on May 31st, 2002. On June 1, 2002, Novolytic Corp. was amalgamated under the laws of Alberta with Novolytic Inc. with the amalgamated corporation continuing under the name “Novolytic Corp.” On June 1, 2002, immediately prior to the amalgamation of Novolytic Corp. and Novolytic Inc. the shareholders of Novolytic Inc. exchanged the 100 issued and outstanding shares of Novolytic Inc. for 100 class “A” common shares of Novolytic Corp. with Novolytic thereby becoming a wholly owned subsidiary of Novolytic Corp.

Novolytic Inc. was incorporated under the ABCA on April 8, 1999 under the name “A.C.T. Technologies Corp.”, and on November 10, 1999 changed its name to Novolytic Inc.

The original ViRexx was incorporated as “ViRexx Corporation” under the ABCA on June 6, 2001, and on October 26, 2001 changed its name to “ViRexx Research Inc.”

On December 10, 2004, ViRexx completed a plan of arrangement pursuant to Section 193 of the ABCA involving the Corporation and AltaRex Medical Corp. (“AltaRex”), whereby amongst other things, ViRexx acquired all of the outstanding common shares of AltaRex (the “AltaRex Arrangement”). For each common share of AltaRex owned, AltaRex shareholders received one half of one ViRexx Share. Sixty percent of the ViRexx Shares received by AltaRex shareholders are freely tradable and the remaining forty percent are subject to a hold period until June 10, 2005. Also pursuant to the arrangement, all outstanding AltaRex stock options and warrants were deemed transferred to ViRexx (free of any claims) in consideration of new stock options or warrants for ViRexx Shares on the basis of one stock option or warrant for a ViRexx Share for every two AltaRex stock options or warrants with the exercise price of the such new ViRexx stock options and warrants being the price of the prior AltaRex stock options or warrants multiplied by two.

AltaRex was incorporated pursuant to the provisions of the ABCA as “AltaRex Medical Corp.” on December 8, 2003. Effective December 23, 2003, AltaRex amended its articles of incorporation to remove its private company restrictions and restrictions on share transfer.

On February 3, 2004, AltaRex completed a plan of arrangement pursuant to Section 193 of the ABCA involving AltaRex, AltaRex Corp., the holders of the securities of AltaRex Corp. and Nova Bancorp Investments Ltd. (the “Bancorp Arrangement”) whereby, amongst other things, AltaRex acquired substantially all the assets of AltaRex Corp. with a legally effective date of December 31, 2003, and has since carried on the business substantially as carried on by AltaRex Corp. prior to the completion of the Bancorp Arrangement.

Prior to the AltaRex Arrangement, the AltaRex common shares were listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “ALT”. AltaRex was delisted from the TSX on December 16, 2004 as a result of the AltaRex Arrangement and ceased to be a reporting issuer in Canadian jurisdictions. The Corporation has not made any capital acquisitions or divestitures other than as described above and all of the funds it has in Treasury will be used to further its research and development programs.

B.  Business

The Corporation is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and chronic viral infections. The Corporation’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. The Corporation has three technology platforms: the AIT, Chimigen and the T-ACT platforms. The AIT’ and Chimigen™ platforms are designed to educate the immune system to recognize and remove certain cancers and chronic viruses.

The lead product from the AIT™ platform is OvaRex® MAb. OvaRex® is currently the subject of a pivotal Phase III clinical trial in more than 60 sites in the United States. AltaRex, a wholly owned subsidiary of the Corporation (the “Subsidiary”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to countries in Europe1  and in the Middle East and certain other countries. The Subsidiary has established strategic relationships with Dompé International S.A., Medison Pharma, Ltd. and Genesis Pharma S.A. for certain European and Middle-East Countries.

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[1]
Italy, Switzerland, Austria, Spain, Portugal, San Marino, Ukraine, Belarus, Hungary, Poland, Czech Republic, Yugoslavia, Lithuania, Estonia, Latvia, Greece, Turkey, Cyprus, Croatia, Bosnia, Herzegovina, Macedonia, Serbia, Slovenia, Albania, Romania, Bulgaria, Israel, Egypt, Jordan, Saudi Arabia, Yemen, Oman, Iraq, Syria, Qatar, Bahrain, Kuwait, UAE, Iran, Palestine, Lebanon

The lead product from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B. HepaVaxx B is anticipated to begin a Phase I clinical trial in the fourth quarter of 2005. HepaVaxx C is the second product from the Chimigen™ platform and is targeted to treat patients chronically infected with hepatitis C.

The T-ACT™ platform is designed to cut off the blood supply to tumours, leading to tumour tissue starvation and tumour death. The lead product of the T-ACT™ platform is Occlusin™ Injection, a treatment for uterine fibroids and tumours of the liver. A Phase I clinical trial is underway studying the effects of Occlusin™ Injection in liver cancer patients.

AIT™ Platform Technology

In December 2002, Unither initiated a Phase III double-blinded, controlled multi-centre clinical trial for OvaRex® MAb consisting of two trials totalling 354 patients in the United States. Each trial consists of ovarian cancer patents in the “watchful waiting” period. OvaRex® therapy has shown clinical benefit in a previously reported Phase IIb trial. The primary objective of the Phase III study is to compare the TTR between OvaRex® MAb and placebo patient populations following successful surgery and chemotherapy. As at March 31, 2005, the trial has enrolled 238 of a targeted 354 patients. The two trials are anticipated to complete enrollment in early 2006 with results expected in early 2007.

In July 2004, Unither initiated an open-label, multi-center Phase IIa clinical trial for OvaRex® MAb in 40 ovarian cancer patients in the U.S. The trial will use OvaRex® MAb as an adjuvant to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer patients. The primary objective of the study is to measure immunologic response to OvaRex® MAb. Enrollment is anticipated to be complete by the end of 2005.

In addition, the Corporation has been working closely with United Therapeutics related to conducting preclinical experiments in support of BrevaRex® MAb and ProstaRex® MAb.

T-ACT™ Platform Technology

On September 23, 2004, the Corporation received authorization from Health Canada to initiate a Phase I clinical trial for Occlusin™ Injection in liver cancer patients. The Phase I trial is being conducted at the Toronto General Hospital of the University Health Network under the direction of Dr. Morris Sherman. ViRexx anticipates 12 patients with primary liver cancer will be enrolled in the study. The trial is designed to examine the safety of Occlusin™ Injection when used as an embolizing agent as part of TACE procedures for the treatment of cancer of the liver.

Chimigen™ Platform Technology

The Corporation has entered into an agreement with a contract manufacturer, Protein Sciences Corporation of Meriden, Connecticut, for the production of sufficient quantity of cGMP HepaVaxx B material for a Phase I clinical trial. The Corporation initiated the manufacturing in the second quarter of 2005.

The Corporation is currently evaluating potential clinical trial sites and developing, in consultation with potential investigators, a protocol for a Phase I clinical trial in healthy patients. The Corporation anticipates filing a CTA with Health Canada in the third quarter of 2005.

The Corporation continues to produce multiple HCV prophylactic and therapeutic vaccine candidates upon which further evaluation will be conducted. The Corporation anticipates completing evaluation of the therapeutic vaccine candidates and selecting a candidate for further clinical development by the end of 2005.

The Corporation expects to incur substantial research and development expenditures in 2005. This trend is expected to continue into future years as Occlusin™ product development continues and HepaVaxx B and HCV vaccine move into clinical trials.

Product Pipeline

A summary of the development stage for each of the drug candidates is as follows:

Business Strategy

The Corporation’s business strategy is to develop and commercialize therapeutic products originating from its AIT™, Chimigen™ and T-ACT™ platform technologies in a timely and effective manner. The Corporation intends to realize value by focusing on commercializing proprietary, patent-protected and patent-pending products through pharmaceutical company partnerships and alliances. In order to build value for strategic partnering, the Corporation will aggressively pursue regulatory approval of products by conducting additional research and directing pre-clinical and Phase I and II clinical trials.

The Corporation intends to license its patented technologies to pharmaceutical companies, which would be responsible for completing Phase III clinical trials and for undertaking regulatory approvals. The Corporation anticipates that such licenses would provide for payment of fees, a portion of which would be payable upon execution and the balance of which would be payable upon achievement of clinical development milestones, and for payment of royalties from sales. This strategy would serve to avoid the high costs of Phase III trials that the Corporation would otherwise undertake, and generate revenues sooner than if the Corporation conducted those trials. There can be no assurance that the Corporation will be able to enter into such licenses.

AIT™ Platform Technology

Technology Overview

Tumour associated antigens (TAA) are expressed almost exclusively on cancer cells. The Corporation believes that TAA are therefore ideal targets for antibodies that act as immunotherapeutic agents. These tumour specific antigens are self produced and thus are not typically recognized as foreign by the patient’s immune system. In some cases when over-expressed, they actively inhibit immune responses. The Corporation’s antibodies are developed to reprogram the immune system to recognize specific “self” antigens as “foreign”, thereby triggering the immune system to respond to and attack the antigens and their associated cancers. The resulting robust response employs both the humoral (antibody based - molecular) and cellular (T-cell responsive) arms of the immune system.

Murine MAbs against tumour specific antigens were initially envisioned as therapeutic agents capable of directly attacking cancer cells. Once thought to be “magic bullets,” it was hoped that murine MAbs would effectively target and destroy malignant cells, but not affect healthy cells. This approach, however, proved to be disappointing. Since tumours are not well perfused, relatively large doses of the MAbs were required, which caused problems relating primarily to adverse immunological reactions against the antibodies that the body recognized as large foreign proteins. The MAbs at that time caused toxicity with little efficacy. These adverse events, in combination with poor target selection due to lack of data on tumour antigens, led eventually to the virtual abandonment of murine MAbs as therapeutic agents.

Unexpected Discovery of Therapeutic Potential for Low Dose Monoclonal Antibodies

Low dose, highly specific MAbs can be used as diagnostic agents in oncology, where they are radiolabeled with a marker that can be imaged by external detectors. The anticancer effects of low doses of murine monoclonal antibodies were discovered serendipitously when one of the Corporation’s antibodies was being used for diagnostic purposes in patients with advanced ovarian cancer. Long-term follow up of these patients demonstrated unexpectedly a survival benefit in a group of patients that were injected with the B43.13 antibody (OvaRex® MAb).

The mechanism by which low doses of MAbs activate immune responses to tumour specific antigens is, in part, analogous to the mechanism of a classic technique in experimental immunology used to produce antibodies against molecules that usually do not elicit an immune response. In this classic technique, the molecule of interest is attached to foreign antibody that is highly immunogenic by itself. In the process of attacking the foreign antibody, the body is also “tricked” into mounting an immunological reaction against the targeted molecule (tumour associated antigen) attached.

The murine MAbs of the Corporation have been shown in clinical studies to serve as highly immunogenic proteins that bind to circulating tumour specific antigens. The body’s immune system creates humoral (antibody) and cellular (T cell) responses against both the MAb and the tumour specific antigen to which it binds. Very low doses of MAbs (administered intravenously) effectively induce this potentially therapeutic immune response. To its knowledge, the Corporation is the only company pursuing this novel application of MAbs for tumour specific antigens, to reprogram the human immune system to attack cancer cells.

Breaking MAb Tradition - Harnessing the Immune System

One of the historical challenges to the MAb field has been the natural shedding by tumours of associated antigens into the bloodstream. Once in circulation, these shed tumour antigens can interfere with monoclonal antibodies that are designed to directly bind target tumours. The antigens bind to and clear these antibodies from circulation, before they reach their destination (the tumour) to provide direct pharmacological effect. In important contrast, the Corporation engineers its monoclonal antibodies to take advantage of the binding and clearing process. The target for the Corporation’s antibodies is the antigen in circulation, rather than the tumour. The goal of the Corporation’s antibodies is to trigger the immune system to provide clinical benefit, rather than relying on the direct effect of the antibody.

Clinical benefit derives from binding the Corporation’s antibodies (foreign) to a single epitope on a circulating tumour antigen (self) in circulation, to generate immune responses to multiple epitopes (“multi-epitopic”) of the target antigen, both in circulation and on the tumour. The Corporation’s research demonstrates that its antibodies facilitate and modify tumour antigen processing to trigger T cell immunity where, previously, immune recognition to tumour antigen and tumour cells was not present.

OvaRex® MAb

Product Overview

OvaRex® MAb is a murine monoclonal antibody developed by the Corporation that has a high degree of specificity to a tumour associated antigen (CA125) that is over-expressed by the majority of late stage ovarian cancer patients. The Corporation believes that the product acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.

OvaRex® MAb

•	a fully foreign monoclonal antibody (MAb) that targets CA125 in circulation

•	induces broad immune responses against CA125 and patients own ovarian tumours

•	in final stages of clinical development - Phase II and Phase III ongoing

•	benign safety profile and good quality of life during treatment

•	has been granted Orphan Drug status in U.S. and Europe and Fast Track status in U.S.

OvaRex® MAb, is currently in two Phase III clinical trials, each with 177 patients diagnosed with ovarian cancer. The MAb is being targeted primarily for use in patients who have had a reduction in tumour burden through surgery and chemotherapy, and for those patients who have a residual amount of disease after the operation and who are at a very high risk of disease recurrence. OvaRex® MAb is licensed to United Therapeutics whose subsidiary, Unither, is conducting the clinical trials.

OvaRex® MAb has shown promise in treating ovarian cancer patients in both remission and recurrent stages of the disease. It is specifically designed for patients who have the CA125 marker in their blood, which is the most thoroughly studied serum marker for ovarian cancer, occurring in 80% of late stage ovarian cancer patients. The CA125 marker is very predominant in ovarian cancer patients but is also present in a number of other cancer conditions, particularly breast cancer, where the Corporation estimates that approximately 25% of breast cancer patients have this marker.

The Corporation’s data suggests that a correlation exists between the extent of the immunogenic response against CA125 and progression-free and/or survival time of patients. The antibodies generated in response to the administration of OvaRex® MAb are directed against multiple epitopes (distinct submolecular regions) of the CA125 molecule, indicating a highly effective immune induction in response to the product. OvaRex® MAb recognizes only a single epitope on the cancer antigen and is capable of inducing a highly effective multi-epitopic response by the patient’s immune system described above.

Over 500 ovarian cancer patients have participated in seven comprehensive OvaRex® MAb clinical trials across North America and Germany to date. Clinical results have demonstrated an increase in time to disease relapse and/or prolonged survival, coupled with a benign safety profile. Results from five of six OvaRex® MAb studies have been reported, including results from the Corporation’s largest study in 345 ovarian cancer patients in the “Watchful Waiting” stage—the period of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six-to-ten month prolongation in time to disease relapse for OvaRex® MAb-treated patients (versus placebo) in well-defined populations of 29%-48% of the 345 patients in the study. These well-defined populations also demonstrate a 19%-41% reduced risk of relapse for OvaRex® MAb treated patients (versus placebo). A decreased risk of relapse of 20%-25% is generally considered clinically significant by practicing physicians. A snapshot of the clinical development program for OvaRex® is provided below:

United Therapeutics has initiated an OvaRex® MAb Phase III pivotal trial program to treat advanced ovarian cancer. Each of United Therapeutics’ two identical trials will be conducted in the U.S. in Stage III/IV ovarian patients who have successfully completed primary treatment of surgery and chemotherapy. Treatment will continue until disease relapse occurs. The studies will be double-blind, placebo-controlled and will each enroll 177 patients randomized 2:1 active versus placebo.

Patient enrollment is on-going and the Corporation expects United Therapeutics to have fully enrolled these trials in early 2006. OvaRex® MAb has been granted Orphan Drug status in the U.S. and Europe and Fast Track designation in the U.S. The timeline for regulatory submission of OvaRex® MAb will be determined by United Therapeutics for their licensed territories that include the U.S. and Canada (as per the April 17, 2002 licensing agreement).

Market Overview

Ovarian cancer is a malignant growth located in the ovaries in the female reproductive system. In the U.S., Canada, and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract, representing 4% of all cancers among women, and is the fifth most common cause of cancer fatality for women, according to statistics compiled by the ACS. Specifically, the ACS estimates that there were 25,580 new cases and 16,090 deaths resulting from ovarian cancer in 2004. Approximately 3,000 new cases of ovarian cancer are reported in Canada each year, with the incidence in Europe commensurate with that of the U.S. Based on these figures, the Corporation estimates that the market for treating ovarian cancer is over $1 billion per year in the U.S. Although detection of ovarian cancer at an early stage is now associated with an improved chance for successful treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three quarters of diagnosed patients, the tumour has already progressed to an advanced stage (Stage III/IV), making treatment much more difficult.

Ovarian cancer typically exhibits vague symptoms, and is therefore called “The Disease That Whispers”. It is particularly difficult to detect given the location of the ovaries and is most often not diagnosed until at a late stage in the disease, at which point, it has already spread beyond the ovaries. Consequently, only approximately 20% of ovarian cancers are diagnosed in the early stages. Noticeable symptoms commonly occur in more advanced stages of tumour growth when pressure from the tumour is exerted on the patient’s bladder and rectum, and as fluid begins to form in the abdomen.

Treatment for ovarian cancer typically includes surgery, radiation therapy, and chemotherapy, with an average survival of 30 months and a 5 year survival of about 20%. Initial surgery for the purpose of diagnosis is usually performed by laparoscopy. The procedure will occasionally include debulking, which is the removal of all visible cancerous growth. The procedure may also involve the removal of one or both ovaries and fallopian tubes (salpingo-oopharectomy), as well as the uterus (hysterectomy). Additional surgeries may be indicated, or pursued through fiber optic scopes to ascertain response to chemotherapy, or to remove additional cancerous tissue.

Treatment

Treatments and patient prognosis are highly dependent upon the type of ovarian cancer and the extent to which the disease has spread prior to diagnosis. More than 80% of Stage III/IV patients express the tumour associated antigen CA125 (an antigen that is self produced and is highly associated with ovarian cancer). The therapeutic approach prescribed for these patients whose tumours have progressed to an advanced stage consists of debulking in combination with adjuvant chemotherapy, which improves the patient’s prognosis, particularly if the residual tumour is less than two centimeters.

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time. Despite their apparent positive effect on survival time, however, these agents are generally associated with significant toxicity and side effects that reduce the patient’s quality of life. Currently, the most common chemotherapy for patients with newly diagnosed ovarian cancer is carboplatin (Paraplatin) or cisplatin (Platinol) with paclitaxel (Taxol). Carboplatin and cisplatin are “platinum agents” (chemicals that contain platinum). Given the rigors of repeated chemotherapeutic treatments, and taking into account the low response rates and the modest effect on prolonging survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a larger number of older and postmenopausal women.

Competition

To the Corporation’s knowledge, there are no products available for commercial sale or under development for the treatment of advanced ovarian cancer in the watchful waiting period.

Chimigen™ Platform Technology

Technology Overview

In a healthy individual, foreign antigens (such as proteins derived from a bacterium, virus and/or parasite) normally elicit an immune response. This immune response has two components:

Humoral (Antibody) Response: Antibodies produced by B-cells are secreted into the blood and/or lymph in response to an antigenic stimulus. The antibody then neutralizes the pathogen (virus, bacteria or parasite) by binding specifically to antigens on its surface, marking it for destruction by phagocytic cells and/or complement-mediated mechanisms.

Cellular Response: The cellular immune response leads to the selection and expansion of specific helper and killer T-cell clones capable of directly eliminating cells which carry the antigen.

In many individuals, the immune system does not respond to certain antigens. When an antigen does not stimulate the production of a specific antibody and/or cellular response, the immune system is not able to ward off the resultant disease. As a result, the host will develop tolerance to the infectious agent and becomes a chronic carrier of the disease.

The Corporation’s Chimigen™ technology directs both arms of the body’s immune system to attack the infectious agent. The Chimigen™ therapeutic vaccine will stimulate the immune system to recognize and destroy the disease-causing agent located both within the cell and in circulation.

For chronic hepatitis B and C infections, the Corporation has developed a number of chimeric molecules (hybrids of viral antigens and fragments of a murine antibody) specifically designed to target antigen presenting cells. These chimeric molecules elicit the desired cellular as well as humoral immune response that may break tolerance to the viral antigen(s).

Chimigen™ vaccines are chimeric molecules consisting of selected antigens fused to a murine Fc fragment. The Chimigen™ technology encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral as well as a cellular response to the antigen to clear the virus that is responsible for the chronic infection.

Chimigen™ vaccines contain two domains, the “Target Binding Domain” and the “Immune Response Domain”. The Target Binding Domain targets the Chimigen™ vaccine to specific receptors on antigen presenting cells and the Immune Response Domain contains selected antigens. These vaccines can be produced either as fusion proteins using recombinant methods, or as their individual components with “supermolecular glue” connecting them. The Corporation’s recombinant technology allows for efficient substitution of a desired antigen onto the Target Binding Domain backbone of the Chimigen™ vaccine. This enhances the Corporation’s ability to produce highly desirable and effective multivalent vaccines. Thus the Chimigen™ technology is a platform that lends itself to adaptation to a variety of antigens produced in a number of disease conditions including cancer. Since the Target Binding Domain of the vaccines is a common component, the standardization of the manufacturing process of only the antigen component is necessary for new vaccines.

HepaVaxx B

Product Overview

HepaVaxx B is a Chimigen™ therapeutic vaccine developed by the Corporation for the treatment of chronic hepatitis B viral infections. Phase I clinical trials are expected to commence in the fourth quarter of 2005.

HepaVaxx B consists of a recombinant chimeric molecule containing the elements of both a hepatitis B viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells that play a dominant role in activating the body’s immune system. Validation of the uptake, processing and activation of the cells responsible for modulating the immune response was conducted by the Corporation using specialized assay systems. The selected Chimigen™ vaccine is expressed in insect cells which produce the desired product.

Market Overview

The market for the Corporation’s HepaVaxx B is global.

HBV Market Size

	Globally	US
Market Size	>$1 billion	$700 million
People Chronically Infected	370 million	1.25 million
New Cases Per Year	Not Available	78,000

Source: Center for Disease Control Hepatitis B Fact Sheet (2003)

Source: World Health Organization 2000

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. The World Health Organization estimates that one out of every three people have been infected with HBV of whom approximately 350 million have developed a chronic HBV infection. The virus is very common in Asia, (especially Southeast Asia), Africa, and the Middle East, with more than 370 million chronically infected carriers worldwide or 5% of the world’s population. Approximately 1.25 million of these cases live in the U.S. An estimated 10 to approximately 30 million additional people world wide will become infected with the virus each year.

There are approximately one million deaths each year attributed to chronic HBV infection. Studies have shown that it is possible to be acutely infected with HBV and experience no illness or symptoms whatsoever. It is, however, common in an acute infection to feel unwell, tired, and suffer a loss of appetite. Occasionally the characteristic yellowish color of jaundice can be observed in the whites of the eyes, a condition that can last from a few days to a few months. Itching skin and pale stools may also occur. In some cases, acute HBV infections can be fatal, especially among the elderly.

People with a chronic hepatitis infection are at risk for significant liver damage. Approximately 20-30% of chronically infected people (30-35% of chronically infected males) develop cirrhosis of the liver and/or liver carcinoma over 20-30 years.

Competition

The Corporation has noted that at least 28 companies including several major international pharmaceutical companies (Bristol-Myers Squibb, Chiron, GlaxoSmithKline, ION Pharmaceuticals) are developing new and novel products for the treatment or prevention of hepatitis B. The developmental strategies being employed by these biotech and pharmaceutical companies may be categorized as (a) nucleoside reverse transcriptase inhibitors of viral replication (e.g., Entecavir), (b) non-nucleoside reverse transcriptase inhibitors of viral replication (e.g. Robustaflavone), (c) monoclonal antibodies (HepXTM-B), (d) vaccines (e.g., Hepatitis B DNA vaccine), and (e) other immunologic therapies (e.g., EHT899 & HspBCor).

The Corporation believes that an apparent downside of the majority of these approaches is that they have no or little potential to permanently cure the patient of hepatitis B, since these treatments do not eradicate the reservoir of the hepatitis virus that is hidden inside the patient’s own cells. It is this limitation that distinguishes the Corporation’s approach to the treatment of the hepatitis B patient from that of its competitors. The developmental strategies noted above will in all likelihood reduce the viral load in the patient’s blood to negligible levels, but unfortunately for the majority of patients, once the therapy is stopped the hepatitis virus will begin to replicate again within the patient’s cells that contain the viral DNA. In contrast, the Corporation believes that HepaVaxx B Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis B patients, and that a strong cellular immune response directed against hepatitis B antigens will have the potential to eradicate the patient’s cells that harbour hepatitis B viral DNA.

Furthermore, past experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the hepatitis B virus mutates into species that are resistant to the antiviral therapy. In contrast, the Corporation believes that with the development of strong, broad humoral and cellular responses that will be elicited in response to treatment with HepaVaxx B vaccine, the chances of developing resistant mutant forms of the hepatitis B virus will be minimized.

HepaVaxx C

Product Overview

HepaVaxx C is a Chimigen™ therapeutic vaccine being developed for the treatment of chronic hepatitis C viral infections. HepaVaxx C consists of a recombinant chimeric molecule containing the elements of both hepatitis C viral antigen and a murine antibody. The molecule is designed to target a particular set of cells that play a dominant role in the body’s immune system. Plans are in place to carry out a pre-clinical evaluation of vaccine candidates using specialized assay systems.

Market Overview

The market for the Corporation’s HepaVaxx C is global.

HCV Market Size

	Globally	US
Market Size	>$2 billion	>$1 billion
People Chronically Infected	170 million	2.7 million
New Cases Per Year	3-4 million	25,000

Sources: World Health Organization Fact Sheet WHO/164 - October (2000)

Source: World Health Organization (2000)

The World Health Organization estimates that 170 million persons are chronically infected with HCV (more than four times as many as infected with HIV) and 3 to 4 million persons are newly infected each year. (Source: WHO Fact Sheet WHO/164 - October 2000.)

Approximately 75% to 85% of individuals infected with HCV will develop a chronic infection, of whom approximately 15% to 20% will develop chronic liver disease progressing to cirrhosis. Between 1% and 5% of people with chronic infections will develop liver cancer over a period of 20 to 30 years.

An estimated 4 million people have been infected with HCV in the U.S., of whom 2.7 million are chronically infected. According to the CDC, new infections in the U.S. have dropped from approximately 240,000 annually in the 1980s to less than 25,000 in 2001. This is largely due to the availability of a diagnostic antibody test, which was introduced in 1990 to screen and eliminate HCV-infected blood from the nation’s blood supply. (Source: Centre for Disease Control Hepatitis C Fact Sheet (2003).)

Since 1990, all donated blood in the U.S. has been screened for the presence of the virus, thus eliminating almost all cases of transmission through transfusion. While this screening test has also been adopted by many other industrialized nations, the rest of the world is still at risk from transfusions as well as the other common routes of transmission (especially contaminated needles). Without blood screening, many, if not most carriers, have no idea that they are infected, or that they should take precautions against infecting others.

While the incidence of infection in the U.S. has decreased since the 1980s, the rate of deaths attributable to HCV continues to increase as people infected decades ago begin to manifest the disease. According to the CDC, 8,000 to 10,000 people currently die each year from HCV-related liver disease. HCV continues to be the number one reason for liver transplants. The CDC has predicted that the death toll will triple by the year 2010 and exceed the number of U.S. deaths due to AIDS. In addition, HCV is now the most common blood-borne infection in the U.S..

According to Hepatitis CentralTM, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years as many patients who are currently asymptomatic will progress to end-stage liver disease and cancer. Predictions in the U.S. indicate that there will be a 60% increase in the incidence of cirrhosis, a 68% increase in hepatoma, a 279% increase in hepatic decompensation, a 528% increase in the need for transplantation, and a 223% increase in liver death rate.

Presently, the only therapy for hepatitis C infection is interferon and ribavirin. However, this combination is expensive, has substantial side effects and is only effective in approximately 40% of selected patients. The epidemic proportions of HCV infection, the limited efficacy and expensive nature of approved therapeutics, the high cost of liver transplants (about $250,000 each) and the huge burden on the healthcare system (about $600 million in 1998, just in medical and work-loss costs), all point to the need for prophylactic vaccines and new therapies to treat the disease. (Source: Health Canada News Release, September 18, 1998 and Fields Virology (2000) Volumes I and II (Fourth Edition).)

Competition

The Corporation believes HepaVaxx C has the ability to be applied not only as a therapeutic vaccine, but also as a prophylactic vaccine. At present, the Corporation does not know of any prophylactic vaccines available to prevent HCV infections, and it is common knowledge that there are no effective therapeutic vaccines for chronic HCV infections.

The Corporation has determined that there are more than 14 companies, including several major international pharmaceutical companies (Chiron, Roche, ICN Pharmaceuticals, Schering-Plough, and Eli Lilly), developing innovative drugs for the treatment of hepatitis C. The major thrust of the development strategies may be categorized as (a) biological response modifiers2  (e.g., (interferon α-n3), (b) antiviral nucleosides (e.g., Viramidine), (c) immune globulins (e.g., CivacirTM hepatitis C immune globulin), (d) monoclonal antibodies (e.g., XTL-002), (e) ribozymes (e.g., HeptazymeTM), (f) antisense drugs (e.g. ISIS 14803), (g) small molecule protease inhibitors (e.g., LY570310 / EILM2061), and (h) other strategies (e.g., human recombinant lactoferrin).

Among these developmental strategies, the BRMs (e.g., interferon-alpha) appear to hold the greatest promise of success for treatment of hepatitis C. However, the premise of BRMs is that they will enhance, direct or restore the body’s ability to fight disease and provide a non-specific boost to the patient’s immune system which will then mount an attack on hepatitis C viruses. As has been noted elsewhere, the disadvantage of BRMs such as interferon-alpha is that while they do impart a general immune boost that is effective in many patients, the side effect profile is very poor and many patients must discontinue therapy because they cannot tolerate the adverse effects.

The Corporation believes that treatment of chronic hepatitis C patients with HepaVaxx C vaccine may yield, if any, a side effect profile similar to that of any other prophylactic vaccine in that the most common adverse events will be limited to flu-like symptoms for a day or two. Furthermore, the Corporation believes that the HepaVaxx C vaccine will elicit both strong humoral and cellular immune responses in chronic hepatitis C patients, and that a cellular immune response directed against hepatitis C antigens will have the potential to eradicate the patient’s cells that harbour hepatitis C virus.

________________

2
BRMs or cytokines comprise a group of proteins made by the human body that alter the immune response to enhance, direct or restore the body's ability to fight disease. BRMs include colony stimulating factors, erythropoietins, interferons, interleukins, and TNF inhibitors.

Chiron Corporation

Chiron Corporation is developing prophylactic and therapeutic vaccines using recombinant HCV antigens and adjuvants.

Schering-Plough Corp.:

Schering-Plough Corp.’s (“Schering-Plough”) Interferon product (“alpha-interferon”), PEG-INTRON, is currently the preferred treatment for HCV because it appears to be less toxic than Rebetol. Schering-Plough has developed a combination therapy with this product and ribavirin that was approved by European regulators in March 2001 and has been approved by the FDA.

F. Hoffman-La Roche Ltd.:

F. Hoffman-La Roche Ltd. (“Roche”) is developing an experimental therapeutic for the treatment of HCV infections. In a head-to-head Phase III clinical trial conducted by researchers at the University of Carolina, it was found that patients treated with Roche’s PEG interferon α-2a or Pegasys, combined with preparation of the antiviral agent ribavirin, was effective in 56% of patients tested, relative to 45% of subjects taking Schering-Plough’s Rebetol, the current industry standard.

In the Roche trial, researchers discovered that the most common side effects, depression and flu-like symptoms, were less frequently exhibited in the Pegasys and ribavirin group than in the group taking ribavirin alone. Depression occurred in 21% of those taking the combination therapy, compared with 30% in the ribavirin alone group, and 20% in the group taking Pegasys without ribavirin. (Source: Roche Press Release - May 22, 2001:http://www.natap.org/2002/Nov/111902-4.html.) However, the high cost (approximately U.S.$31,000 for a year’s supply) and the frequency of side effects with moderate efficacy make this therapy less than desirable. (Source: Fields Virology (2000) Volumes I and II (Fourth Edition))

T-ACT™ Platform Technology

Technology Overview

It is common knowledge that depriving a tumour of its blood supply has great potential in the fight against cancer and the treatment of benign tumours. Many large pharmaceutical companies conducting clinical studies have clearly established the concept that cutting off the blood supply to tumours causes them to regress and become dormant. Furthermore, cutting off the blood supply reduces the ability of cancers to invade tissues and to spread to other parts of the body.

The Corporation’s T-ACT™ platform is a novel and proprietary targeted tumour starvation technology. The platform consists of two complementary product groups, OcclusinTM and Tactin, and is based on site-specific platelet-mediated thrombosis of solid tumour vasculature. The T-ACT™ technology platform has the potential to produce a wide range of products that stop the flow of blood to solid tumours, both malignant (cancer) and non-malignant (benign). Blockage of tumour tissue vasculature by targeted thrombosis starves the tumour of oxygen and essential nutrients, resulting in tumour regression and ultimately in tumour tissue death.

The T-ACT™ platform technology harnesses the body’s natural abilities to produce a blood clot in response to immobilized VWF. VWF circulates in the blood stream in an inactive state. Once it becomes immobilized in response to blood vessel damage, VWF is then able to capture circulating platelets and stop the flow of blood from the injured vessel.

The Occlusin™ technology includes several types of particles coated with VWF or other platelet binding proteins. These particles, delivered through a microcatheter, are tailor-made for the indication for which they are being delivered. Particle size is selected such that upon initiation of platelet reactivity with the particles (i.e., platelet binding to the particles) progression of the particles beyond the capillary bed cannot occur. By varying the particle size, shape and composition, while maintaining a clot forming component (e.g. VWF), the Occlusin™ agents will rapidly and efficiently block arteries of various sizes and locations. Furthermore, Occlusin™ agents can be made of either materials that are biodegradable or materials that would remain permanently resident in the body.

The Corporation believes that the Occlusin™ products are ideal for the treatment of uterine fibroids (benign tumour) and hepatocellular carcinoma (primary liver cancer).

Occlusin™ Products

Product Overview

Occlusin™ products will be the Corporation’s lead product for the treatment of uterine fibroids and liver cancer. Based on the T-ACT™ platform technology, the products consist of solid biodegradable particles coated with a platelet-binding agent. These agents are delivered by catheter to the main vessels feeding the tumour.

Market Overview

The OcclusinTM product market is a global market.

Uterine Fibroid Market Size

	Globally	US
Market Size	>$2 billion	>$1 billion
Prevalence	30 - 40% of women 30-50 years of age	10.5 million
Target Market	20% of prevalence	2.1 million

Source: Canadian Coordinating Office for Health Technology Assessment; Statistics Canada; Central Intelligence Agency Population Statistics; Society of Interventional Radiology.

Uterine fibroids, also called leiomyomas, are benign tumours that can grow on the inside or outside of the uterus, or within the uterine wall. Their size can vary from that of a pea to the size of a full-term pregnancy. While most women with fibroids are symptom-free, approximately 25% to 30% experience prolonged bleeding, which can lead to anemia and/or pain in the pelvis, abdomen, back or during sexual intercourse. Fibroids can also prevent a woman from conceiving, or can induce a miscarriage or premature labor. As fibroids grow and expand, they exert pressure upon the bladder and lower intestine and can cause difficult or increased urination, constipation, and a feeling of fullness.

The Society of Interventional Radiology approximates the incidence of uterine fibroids at 30% to 40% of women in the 30 to 50 year age group, of whom 20% (two million women) experience severe debilitating effects. Corresponding levels in the rest of the world are similarly afflicted.

Hysterectomy (complete removal of the uterus) or myomectomy (partial removal of the uterine wall) has been the treatment of choice for women suffering from severe side effects of uterine fibroids. These invasive surgical procedures require long hospital stays and recovery time, post surgery. In contrast, UFE is a minimally invasive technique delivered as an outpatient procedure with minimal recovery time.

UFE involves delivering tiny embolic particles to the blood vessels feeding the fibroid. The particles are delivered by catheter and function to block the vasculature associated with this benign tumour. Once the blood supply is cut off, the fibroid shrinks resulting in symptom relief.

Recent study results presented at the Society of Interventional Radiology annual meeting (March 2003) confirm the superiority of UFE over hysterectomy. Women treated by UFE had reduced hospital stay (0.8 days versus 2.3 days) and less time away from work (10.7 days versus 32.5 days) in comparison to hysterectomy. In addition, the UFE group experienced significant reductions in blood loss and pain associated with the procedure.

Liver Cancer Market Size (primary + secondary to colorectal cancer)

	Globally	US
Market Size	>$1 billion	$140 million
Prevalence	1,691,228	176,456
New Cases per year	1,137,738	97,836

Source: GLOBOCAN 2002

While primary liver cancer is not as prevalent in North America, in the less developed parts of the world such as Africa, Southeast Asia, and China, it is responsible for 50% of all cancer cases. This dramatic difference is believed to be due to the much higher prevalence of hepatitis B virus carriers in those regions, which predisposes to the development of HCC. According to GLOBOCAN 2002, the worldwide prevalence of primary liver cancer was estimated to be 786,000 cases and, of these, over 411,000 were located in China. The number of patients who died worldwide from primary liver cancer in 2002 was estimated to be 600,000.

In the U.S., the five-year survival rate for patients with all stages of liver cancer is 6%. The five year survival rate of American patients diagnosed with localized liver cancer is 14% and a mere 1% for patients with distant disease. There has been little improvement in the five-year survival rate for U.S. liver cancer patients from the mid 1970s when the overall survival rate was 4%. (Source: American Cancer Society, 2002 Statistics.)

A significant number of patients develop liver cancer secondary to other types of cancer. For example, 50% of patients with colorectal cancer develop liver metastases. GLOBOCAN 2002 estimates indicate that over 1 million cases of colorectal cancer occurred worldwide in the year 2002. Other types of cancer that progress to liver cancer through metastasis includes: breast, lung, pancreatic, stomach, large bowel, kidney, ovarian, and uterine cancer.

Competition

Embolotherapy, the blocking of blood vessels feeding a target tissue, has been practiced for more than 30 years. Several companies, in recent years, have focused on producing specific embolic agents for the treatment of various forms of solid tumours.

Biosphere Medical Inc.:

Biosphere Medical Inc.’s Embosphere™ microsphere technology is the perceived market leader in the area of embolotherapy. This company has developed several forms of its acrylic-based microspheres to treat both liver cancer and uterine fibroids. Embosphere™ was recently approved by the FDA for the treatment of uterine fibroids.

Cook Incorporated:

Cook Incorporated markets PVA foam particles. This company markets several different sizes of the particles to block various sizes of blood vessels. Cook Incorporated also markets materials such as catheters required in UFE procedures. PVA particles are inert and serve only to physically interfere with the blood flow to the target tissue. In addition, the irregular shape of the PVA particles can result in clogging of the delivery catheter.

Tactin Technology

Technology Overview

Tactin agents are systemically delivered (injected intravenously) and include a series of cancer targeting components against markers such as TAAs found on the surface of a number of cancers and their metastases including liver, breast, lung, prostate and head and neck. The cancer targeting components are capable of localizing platelets at a predetermined site by (a) binding to tumour cells that display unique TAAs and (b) by subsequently capturing a separately administered TFC. The Corporation believes that its TFC, VWF, is an exceptional platelet binding and activating protein, that when fixed to the tumour by the cancer targeting component induces a thrombus only within the confines of the tumour vasculature. Thus, the Tactin products utilize a tumour localized platelet collection and activation process through binding of a targeting agent to a tumour associated antigen, which subsequently leads to thrombus formation and limits the blood supply to the target area, and does this without inducing a generalized or systemic pro-thrombotic state.

Tactin agents affect the vascular system supplying tumours. The tumour targets are directly accessible to arterially or intravenously administered agents permitting rapid localization of a large percentage of the injected dose. This is expected by the Corporation to result in rapid occlusion of the tumour vasculature. Each capillary in a tumour provides oxygen and nutrients for thousands of tumour cells, so that even limited damage to the tumour vasculature has the potential to produce extensive tumour cell death.

Various targeting agents can be used in combination with the common TFC to achieve an effective response in a broad range of tumour and hyperplastic tissue pathologies. As an example, a targeting agent that binds to AFP can be married to the same thrombus-inducing agent. This same thrombus-inducing agent can also be linked, in vivo, to other targeting agents that bind to other specific antigens (e.g., TAG-72, associated with colorectal cancer).

Market Overview

Please refer to the “Market Overview” section of the Occlusin™ Injection technology in this Form 20-F for an in depth discussion of the existing market.

Intangible Properties

The Corporation is a party to collaborative agreements with third parties relating to OvaRex® MAb and four other products from the AIT™ platform. Please refer to “Risk Factors - The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties” for further details.

Proprietary Protection

The Corporation relies upon patent protection and trademarks to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology.

Economic Dependence and Foreign Operations

The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties. The Corporation is dependent upon foreign operations of United Therapeutics and other third parties. For further details, please refer to the following “Risk Factors”: “The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties”, “Pharmaceutical products are subject to intense regulatory approval processes” and “The Corporation’s operations and products may be subject to other government manufacturing and testing regulations”.

C.  Organizational structure

Control of the Corporation

The Corporation has one subsidiary named AltaRex Medical Corp. AltaRex is wholly owned by the Corporation and was incorporated under the laws of the Province of Alberta, Canada.

AltaRex has one wholly-owned subsidiary, AltaRex U.S., Corp., incorporated under the laws of Delaware, U.S.

The Corporation carries on its OvaRex® MAb business directly through AltaRex.

D.  Property and equipment

The Corporation leases its head office space in Edmonton, Alberta. The terms of the premises leased are as follows:

Annual base rent:      $109,263.00
Term expires:       May 31, 2011
Square footage:  13,244

No individual lease is deemed to be material. The Corporation believes that the physical facilities it leases are adequate to conduct the Corporation’s business during the next 12 months.

The Corporation has headquarters and laboratory space in Edmonton, Alberta. The Corporation’s facilities include a 3-year-old office and laboratory space, which it considers to be world class and to represent a significant value to the Corporation. The facility includes offices, wet laboratories, and associated equipment. The Corporation also has access to the University of Alberta virus containment laboratory and animal research facility. Preferential privileges are accorded to the Corporation such as access to facilities and contact with key individuals, as a result of the present and past association of the senior corporate officers with the University of Alberta and the present contractual arrangements of technology transfer between the University of Alberta and the Corporation.

Property and equipment are described at cost less accumulated amortization in the financial statements. Amortization is provided for by using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are amortized over the term of the lease.

Item 5.  Operating and Financial Review and Prospects

Management’s Discussion and Analysis

The following discussion and analysis of the Corporation’s results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements of the Corporation and the related notes thereto included elsewhere herein. Unless otherwise specified, all references in this registration statement as a “fiscal year” or “year” of ViRexx refer to a twelve month financial period ended December 31.

We have prepared our Consolidated Financial Statements in accordance with GAAP. Canadian GAAP differs in certain material respects from United States Generally Accepted Accounting Principles. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to the Corporation, see Note 16 to our audited Consolidated Financial Statements included elsewhere in this Form 20-F. Note 16 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on the Coproration’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2004 consolidated financial statements.

Acquired Intellectual Property

At March 31, 2005, the Corporation’s acquired intellectual property had a net book value of $33.9 million and related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of five monoclonal antibodies, including OvaRex® MAb, the Corporation’s lead product in late stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over its estimated useful life of thirteen years. We adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” and test the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of $33.9 million associated with the AltaRex acquisition is reflected as a reconciling item in the December 31, 2004 consolidated financial statements, footnote 16, United States Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP.

Change in Accounting Policy

Effective January 1, 2002, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Corporation elected to retroactively adjust retained earnings without restatement. On January 1, 2004, the Corporation increased the deficit by $0.7 million and increased contributed surplus by the same amount.

A.  Operating results

Financial Highlights

The Corporation recorded a net loss for the twelve months ended December 31, 2004 of $3,657,760 or $0.14 per share, as compared to a net loss of $1,383,562 or $0.15 per share for the year ended December 31, 2003. The expenditure increase is due to increased preclinical, product development, clinical trial activity and additional costs and resources associated with operating as a public company. In 2004, the Corporation completed preclinical activities and initiated a Phase I clinical trial for Occlusin™ Injection and accelerated preclinical activity (including manufacturing) for HepaVaxx B.

The Corporation recorded a net loss for the three months ended March 31, 2005 of $1,702,833 or ($0.03) per share, as compared to a net loss of $489,405 or ($0.03) per share for the three months ended March 31, 2004. The expenditure increase is due to increased preclinical, product development, clinical trial activity. In the first quarter of 2005, the Corporation continued to advance its Phase I clinical trial for Occlusin™ Injection and accelerated preclinical activity (including manufacturing) for HepaVaxx B.

Expenses

Government Assistance and Research and Development

Research and development expenses for the year ended December 31, 2004, totalled $1,796,680, an increase of $1,413,607 from the $383,073 incurred for the year ended December 31, 2003. The increase of research and development expenses is due to:

-	Increase in number of staff members and salary increases awarded to staff

-	Elevated use of third party consultants to accelerate HepaVaxx B preclinical activities (initial manufacturing)

-
Completion of Occlusin™ 50 Injection preclinical activities (including manufacturing) and initiation of Phase I clinical trial (costs associated with contract research organization and regulatory filing)

Research and development expenses for the period ended March 31, 2005, totalled $912,984; an increase of $720,321 from $192,663 in research and development expenses incurred for the three-month period ended March 31, 2004. The increase of research and development expenses was due to:

-	Increase in number of staff members and salary increases awarded to staff

-	Elevated use of third party consultants to accelerate HepaVaxx B preclinical activities (initial manufacturing)

-	Completion of Occlusin™ 50 Injection preclinical activities (including manufacturing) and ongoing Phase I clinical trial

Government assistance for the twelve months ended December 31, 2004 totalled $864,430, an increase of $709,650 from the $154,780 recorded for the year ended December 31, 2003. Government assistance related to IRAP grants from the NRC and a technology commercialization award from AHFMR.

The detail of government assistance is as follows:

	For twelve months ended December 31, 2004	For twelve months ended December 31, 2003
		$$
IRAP	364,430	154,780
AHFMR	500,000	-
	864,430	154,780

No government assistance was received for the three months ended March 31, 2005 compared to $261,525 that was received in the three months ended March 31, 2004. Government assistance in 2004 related to IRAP grants from the NRC.

Corporate Administration & Marketing

General and administrative expenses for the year ended December 31, 2004 totalled $1,887,711, an increase of $995,675 from the $892,036 recorded for the year ended December 31, 2003. The increase of general and administrative expenses is due to:

-  Consulting and professional fees associated with investor relations and corporate communication activities

- Increase in number of staff members and salary increases awarded to staff

- Lease and relocation costs associated with new office and laboratory facility

- Elevated insurance premiums and expanded insurance coverage (director & officer insurance)

- TSX and TSX Venture Exchange filing and listing fees

General and administrative expenses for the period ended March 31, 2005 totalled $742,360, an increase of $470,796 from $271,564 in general and administrative expenses recorded for the three-month period ended March 31, 2004. The increase of general and administrative expenses was due to:

-  Consulting and professional fees associated with investor relations and corporate communication activities

- Increase in number of staff members and salary increases awarded to staff

- Costs related to the acquisition of AltaRex

- Elevated insurance premiums and expanded insurance coverage (director & officer insurance)

Stock-based Compensation

Effective January 1, 2004, the Corporation became subject to the additional requirements of the Canadian Institute of Chartered Accountants relating to stock-based compensation. The new standard requires that all stock option awards be valued on the date of grant using the fair value method and be expensed directly to the income statement. In accordance with the transition rules, the Corporation recorded an adjustment to the opening 2004 deficit in the amount of $734,773, representing the expense for the 2002 and 2003 fiscal years. Total stock-based compensation expense for the year ended December 31, 2004 was $380,577 (2003 - $211,300). For the three months ended March 31, 2005 total stock-based compensation was $141,594.

Depreciation and Amortization

Depreciation and amortization expense for the twelve months ended December 31, 2004 totalled $71,348, an increase of $39,752 from the $31,596 recorded for the year ended December 31, 2003. On November 11, 2004, the Corporation capitalized $187,841 for the purchase of equipment and renovation of facilities related to a move to new premises.

The increase of depreciation and amortization expense is due to additional fixed assets purchased over the course of 2004.

Depreciation and amortization expense for the three months ended March 31, 2005 totalled $692,542, an increase of $682,293 from $10,249 recorded for the three-month period ended March 31, 2004.

The increase of depreciation and amortization expense is due to additional fixed assets purchased and the amortization of acquired intellectual property over the course of the last twelve months.

Intellectual Property

Patent and trademark expenses for the twelve months ended December 31, 2004 totalled $271,384, an increase of $196,560 from the $74,824 recorded for the year ended December 31, 2003.

The Corporation will continue to incur significant patent costs during the twelve months of 2005 and in future years to protect its technologies. The Corporation anticipates third party intellectual property costs of approximately $500,000 in 2005. All 2005 patent costs will be funded from working capital.

Patent and trademark expenses for the three months ended March 31, 2005 totalled $97,632 compared to $48,834 for the period ended March 31, 2004. This amount is included under the caption of Research and development expenses.

The Corporation will continue to incur significant patent costs during the remainder of 2005 and in future years to protect its technologies. The Corporation anticipates third party intellectual property costs of approximately $500,000 in 2005. All 2005 patent costs will be funded from working capital.

Capital Expenditures

Capital expenditures on property and equipment were $403,364 for the twelve months ended December 31, 2004 compared to $94,617 for the year ended December 31, 2003. Capital expenditures on property and equipment were $20,192 for the three months ended March 31, 2005 compared with $25,512 for the corresponding period ended March 31, 2004.

Currently the Corporation has no significant commitments for property and equipment expenditures and estimates that all capital expenditures will be funded from working capital and/or capital leases.

B.  Liquidity and capital resources

The Corporation currently has no contributing cash flows from operations. As a result, the Corporation relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, investment income and milestone and royalty payments from license and collaboration agreements.

On April 14, 2004, ViRexx completed a public offering of 11,000,000 units at a price of $0.80 per unit for net proceeds of $8,000,132 after related issue expenses of $799,868. Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to acquire one common share at an exercise price of $1.00 per share until October 14, 2005. In connection with this transaction, ViRexx issued 400,000 common shares to the agent.

On April 23, 2004, ViRexx issued 2,000 common shares from the exercise of warrants for proceeds of $2,000.

On May 3, 2004, ViRexx issued 2,500 common shares from the exercise of warrants for proceeds of $2,500.

On June 7, 2004, ViRexx issued 1,000 common shares from the exercise of warrants for proceeds of $1,000.

On December 10, 2004, the Corporation issued 26,257,759 common shares in connection with the acquisition of AltaRex. For each share owned, AltaRex shareholders received one half of one common share of ViRexx. Sixty percent of the common shares of ViRexx received by AltaRex shareholders are freely tradable and the remaining forty percent are subject to a hold period until June 10, 2005.

On December 21, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 2,663,823 common shares during the period December 23, 2004 to December 22, 2005, at market price at the time of the purchase. For the period December 23, 2004 to December 31, 2004, the Corporation did not repurchase any common shares.

At December 31, 2004, the Corporation had 53,276,477 common shares outstanding. The number of stock options and warrants outstanding at December 31, 2004 is 6,369,168 and 12,543,095 respectively and could generate proceeds of $18,448,389 if exercised.

At December 31, 2004, the Corporation’s cash and cash equivalents totalled $9,462,988 as compared to $2,708,599 at December 31, 2003. The Corporation’s net cash used in operating activities totalled $3,266,213 for the twelve months ended December 31, 2004 as compared to $575,252 for the twelve months ended December 31, 2003 and reflects the Corporation’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances.

At March 31, 2005, the Corporation’s cash and cash equivalents totalled $8,988,453 as compared with $9,462,988 at December 31, 2004. The Corporation’s net cash used in operating activities amounted to $1,456,514 for the three months ended March 31, 2005 and reflects the Corporation’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances. During the three months ended March 31, 2005, the Corporation raised $1,003,102 from the exercise of warrants and stock options net of share issuance costs.

The Corporation has no significant exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in foreign exchange rates.

At March 31, 2005, the Corporation had 54,593,008 shares outstanding. The number of stock options and warrants outstanding at March 31, 2005 is 6,268,950 and 11,195,782 respectively and could generate proceeds of $16,210,942 if exercised.

The Corporation’s future funding needs vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

The following table presents the unaudited selected financial data for each for the last 8 quarters ended December 31, 2004:

	First 3 Months Ended March 31, 2005	Year Ended December 31, 2004				Year Ended December 31, 2003
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Government assistance	53,104	261,525	193,936	88,969	320,000	79,934	15,066	67,277
Net Earnings (Loss)	(1,702,833)	(489,405)	(853,798)	(792,373)	(1,522,184)	(643,604)	(271,165)	(469,193)
Basic and diluted earnings (loss) per share	(0.03)	(0.03)	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)	(0.05)

The quarterly results of the Corporation have fluctuated primarily as a result of the level of operational activities and the availability of resources to fund operational activities.

For the three months ended December 31, 2004, the Corporation reported a consolidated net loss of $1,522,184 or $0.05 per common share compared to a consolidated loss of $1,383,562 or $0.15 for the twelve months ended December 31, 2003. The increase in the annualized consolidated loss resulted primarily from increased research & development activities associated with on-going Phase I clinical trial and manufacturing activities.

The Corporation is a research and development company, with its primary focus being the development and commercialization of it products. As such, the Corporation’s focus is not earnings but rather that the Corporation has sufficient resources to fund its development programs. As discussed in more detail in the liquidity section of this document, the Corporation believes it currently has adequate financial resources to fund operations into the first quarter of 2006.

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of its products (manufacturing, clinical trials).

Outlook

The Corporation is a research and development company, with its primary focus being the development and commercialization of it products. As such, the Corporation’s focus is not earnings but rather that the Corporation has sufficient resources to fund its development programs. The Corporation expects to continue to incur operating losses in 2005 and future years as the development of the Corporation’s drug programs continues. Net research and development costs are expected to continue to increase in 2005 from those incurred in 2004 as the Corporation advances the development of Occlusin™ Injection, HepaVaxx B and HepaVaxx C therapeutic vaccines.

The Corporation as at March 31, 2005 had $8,988,453 in cash equivalents and short-term investments as compared to $9,462,988 at December 31, 2004. As such, the Corporation believes it has adequate financial resources to fund planned operations into the first quarter of 2006.

Over the longer term, the Corporation expects that it will require additional financing and as such plans to raise funds from time to time through either the capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and availability of financial resources, the Corporation may accelerate, terminate, cut back on certain areas of research and development, or commence new areas of research and development.

C.  Research and development, patents and licenses, etc.

Research and Development

The research and development costs of the Corporation are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. The Corporation’s development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), the Corporation’s strategic partner, United Therapeutics, continues enrolment of a Phase III clinical study for OvaRex® MAb and the Corporation continues enrolment of a Phase I clinical study for Occlusin™ Injection. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application or Biologics License Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Corporation’s development costs are expensed and not capitalized.

Patents

In general, the Corporation pursues a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of the Corporation’s proprietary position is based upon the use of technology and products the Corporation has licensed from others, including the master cell bank licensed from Biomira Inc. for OvaRex® MAb. The license agreement generally requires the Corporation to pay royalties upon commercialization of products covered by the licensed technology. The Corporation currently has exclusive licenses from the University of Alberta and the Alberta Cancer Board to three issued patents, of which two are issued in the U.S. as well as 2 patent applications.

The Corporation or inventors who have assigned their patent applications to the Corporation own 42 issued and 140 pending patent applications worldwide. Of these, 22 are pending U.S. patent applications for its therapeutic products and processes. These patent applications cover various aspects of the Corporation’s core technology products, processes, and the methods for their production and use. The Corporation will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

The following patent families with issued patents and pending patents are considered significant to the Corporation:

	Issued	Pending
Altered Immunogenicity	2	7
Brevarex	1	27
Dendritic Cells	1	12
Multi-Epitopic	30	11
Photoactivation	2	4
ProstaRex	2	6
Tactin	2	4
	40	71

There are no issued patents, as yet, for Combination Therapy, Chimigen and Occlusin.

Trademarks And Trade Names

The Corporation relies upon its Canadian trade mark registrations to protect its technology. These registrations include ViRexx Power to Cure™, AIT®, AltaRex®, BrevaRex®, GivaRex®, IRT®, Occlusin™, OvaRex®, ProstaRex® and T-ACT®. In the United States, the Corporation has registered trademarks for AIT®, AltaRex®, BrevaRex®, GastaRex®, GivaRex®, GynaRex®, HepaRex®, MylaRex®, OvaRex®, PleuraRex® and ProstaRex® as well as pending applications for the brand names related to its other developing products including LivRex™ and ViRexx Power to Cure Design. In addition, the Corporation has received registration and has pending applications for registration of its marks and names in other jurisdictions including Australia, Austria, the European Community, Germany, Hungary, Japan, Norway and Switzerland.

The Corporation currently has pending trademark applications in Canada for Hepclusin™ and Chimigen™.

D.  Trend information

The Corporation has not had production or sales and has no inventory of product.

E.  Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements

F.  Tabular Disclosure of Contractual Obligations

The long-term debt and obligations under capital leases and the operating obligations are as follows:

	Total	< 1 year(1)	1 - 3 years	> 3 years(2)
Long term debt and obligations under capital leases	-	-	-	-
Operating lease obligations	727,592	109,263	338,274	280,055
Purchase obligations	-	-	-	-
Total contractual obligations	727,592	109,263	338,274	280,055

Notes:
(1)	Lease on laboratory and offices of $109,263 per annum until May 31, 2007
(2)  Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

G.  Safe Harbour

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and senior management

Each director is generally elected by a vote at the annual meeting of shareholders to serve for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Corporation together with their respective positions as of March 31, 2005:

Name	Position and Offices and Starting Date
Dr. Antoine A. Noujaim	Chairman, Chief Executive Officer and a Director since December 22, 2003
Dr. Lorne J. Tyrrell	Chief Scientific Officer and a Director since December 22, 2003
Jacques R. Lapointe	Director since December 9, 2004
Bruce D. Brydon	Director since December 9, 2004
Thomas E. Brown	Director since December 22, 2003
Dr. Jean Claude Gonneau	Director since April 14, 2004
Douglas Gilpin, CA	Director since April 14, 2004
Macaraig (Marc) Canton	President and Chief Operating Officer since February 1, 2005
Rob Salmon, CA	Chief Financial Officer since December 22, 2003 and Secretary since June 17, 2004
Michael W. Stewart	Vice President, Operations, Oncology since December 22, 2003
Dr. Rajan George	Vice President, Research & Development, Infectious Diseases since December 22, 2003
Dr. Andrew Stevens	Vice President, Clinical and Regulatory Affairs since December 22, 2003
Dr. Irwin Griffith	Vice President, Drug Development, Infectious Disease since April 5, 2004

Antoine A. Noujaim, PH.D. D.Sc.
Dr. Noujaim founded AltaRex in 1995, and served as Chairman of the Board of Directors, Chief Scientific Officer, and President and Chief Executive Officer. In 1985, Dr. Noujaim co-founded Biomira Inc. (“Biomira”), a biotechnology company listed on the Toronto Stock Exchange under the symbol “BRA” and from 1993 to 1995 he served as President of a subsidiary unit, Biomira Research Inc. In addition, he acted as Senior Vice President of the Immunoconjugate Division of Biomira prior to 1994. Dr. Noujaim is Professor Emeritus of the University of Alberta and a director of a number of biotechnology companies. Dr. Noujaim co-founded ViRexx Research Inc. in September 2001, a predecessor corporation to the Corporation. Dr. Noujaim has served as an officer or chairman of various scientific organizations, editorial boards and national scientific committees, has authored more than 200 publications, and is an inventor on more than 100 issued patents and patent applications. He is the recipient of a number of national and international awards for contributions in the field of antibody-mediated therapeutics.

Lorne J. Tyrrell, Ph.D. M.D.

Dr. Tyrrell, a virologist of international repute, the former Dean of the Faculty of Medicine and Dentistry at the University of Alberta and the Director of the Glaxo Heritage Research Institute. His exceptional contributions to medical research have been recognized by his peers through awards such as the ASTech Award for Innovation and Science in Alberta, the Rutherford Award as “Outstanding Teacher for Undergraduate Students”, the Kaplin Award for Excellence in Research, and the Prix Galien Canada Medal for Research for his groundbreaking work on antiviral drugs for hepatitis B. In 2000, Dr. Tyrrell was awarded the gold medal by the Canadian Liver Foundation and the Canadian Association for the Study of Liver, and the Alberta Order of Excellence from the Province of Alberta. In September 2001, Dr. Tyrrell co-founded ViRexx Research Inc. along with Dr. Noujaim. In 2002, he was appointed an officer of the Order of Canada by the Government of Canada. In addition to authoring over 200 publications, he played a pivotal role in the development of the antiviral agent Lamivudine presently marketed by Glaxo as Epivir® for the treatment of HBV and HIV.

Jacques R. Lapointe

Mr. Lapointe has been a Director of the Corporation since December 9, 2004. He is President and Chief Executive Officer of ConjuChem Inc. and recent President and Chief Operating Officer of BioChem Pharma, Inc. (Montreal, Quebec). Mr. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Prior to BioChem Pharma, Mr. Lapointe was with Glaxo Wellcome plc for 12 years and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. His earlier experience included operations, marketing and sales, in positions at Johnson & Johnson Canada. Mr. Lapointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada (PMCA), now known as Canada’s Research-based Pharmaceutical Companies (Rx&D). In 2003, Mr. Lapointe became President and CEO of ConjuChem Inc.

Bruce D. Brydon

Mr. Brydon has been a Director of the Corporation since December 9, 2004. Mr. Brydon is the former President and Chief Executive Officer of Biovail Corporation. He has more than 27 years of pertinent operational experience in biotechnology and pharmaceuticals, particularly in key industry areas such as registration and approval processes in the U.S., Canada and Europe, product licensing, and capital raising in the U.S. and Canadian debt/equity markets. Prior to Biovail, Mr. Brydon served as President and Chairman of Boerhinger Mannheim’s Canadian operations and as President of Beirsdorf AG’s Canadian health care and industrial business entities.

Thomas E. Brown

Mr. Brown has been a director of the Corporation since December 22, 2004. Mr. Brown is President of Somagen Diagnostics Inc., (“Somagen”) an Edmonton-based, privately held sales and marketing company in the clinical laboratory diagnostic testing industry. Somagen’s clinical diagnostic product lines are provided by some of the world’s leading manufacturers in the areas of general chemistry, special chemistry, point of care, immunology, microbiology and cellular pathology. Somagen is currently the largest private clinical diagnostics company in Canada with sales, service and technical support in all regions of the country.

Dr. Jean Claude Gonneau

Dr. Gonneau has been a director of the Corporation since April 14, 2004. Dr. Gonneau is currently the General Manager of SG Cowen, Europe SAS, an investment banking institution. He has more than 25 years experience working in the financial markets in Europe and North America and maintains responsibility for the European operations of SG Cowen. Prior to his appointment as General Manager, he was Managing Director of SG Cowen. Dr. Gonneau is a director of numerous publicly traded companies and lives in Paris, France.

Douglas Gilpin, CA

Mr. Douglas Gilpin has been a director of the Corporation since April 14, 2004. Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance and involved work with numerous companies in the biotechnology field.

Macaraig (Marc) Canton, B.Sc., MBA

Mr. Canton has over 23 years of pharmaceutical and research experience. He joined ViRexx from Biovail Corporation where for 9 years he held key positions in multiple areas of the business in Canada and the United States, including marketing & sales, contract research and business development where he was responsible for all deal-related activities, including in-licensing and out-licensing products and technologies, partnering, and securing clinical trial contracts.

Rob Salmon, CA

Mr. Salmon was a partner with KPMG LLP (“KPMG”) from 1981 until his retirement from the practice in 2000. At KPMG, his practice focused on taxation and corporate finance. Mr. Salmon was lead partner on a number of major engagements related to refinancings, going public transactions, acquisitions, mergers, structuring of international operations and technology transfers. Following his retirement from KPMG, he served as Chief Financial Officer for a junior technology company listed on the TSX Venture Exchange before joining Drs. Noujaim and Tyrrell on September 1, 2001 to found ViRexx.

Michael W. Stewart, M.Sc.

Mr. Stewart has a 20-year history in the area of platelet biology and hematology. Mr. Stewart obtained his Master of Science degree in Experimental Medicine from the University of Alberta in 1982. In his capacity as Laboratory Scientist for the Department of Laboratory Medicine at Edmonton’s Capital Health Authority (1982 - 1997), Mr. Stewart authored more than 35 publications in peer reviewed medical journals. In addition, Mr. Stewart is named as inventor of 14 issued patents and 19 patents pending. Prior to joining ViRexx, Mr. Stewart served as Vice President Research and Development for Novolytic Inc. from 1999 to 2002 and prior to that as Director of Research and Development for Thrombotics, Inc., a biotechnology company (1997 to 1999).

Rajan George, Ph.D.

Dr. George has 25 years of research experience within a broad spectrum of the biomedical sciences including biochemistry, molecular biology, virology and immunology. Prior to joining ViRexx, Dr. George was a research scientist at the Glaxo Heritage Research Institute, University of Alberta carrying out research on various biochemical aspects of replication of hepatitis B viruses. This involved the cloning and expression of the viral proteins as well as the generation of synthetic peptides for use as antigens to generate antibodies for therapeutic vaccine development. Dr. George has more than 35 publications in peer reviewed medical journals to his credit.

Andrew Stevens, Ph.D.

Prior to joining ViRexx, Dr. Stevens was the Vice President of Product Development at Cytovax Inc., a biotechnology company, Dr. Stevens’ extensive experience includes responsibilities as Director of Clinical Research with ViRexx and serving as Director of Clinical and Regulatory Affairs and Director of Clinical and Professional Affairs at Biomira Inc., a biotechnology company. Dr. Stevens has over 30 years of clinical research, regulatory affairs, and product development experience gathered in the commercial development of various pharmaceuticals and radiopharmaceuticals in Canada and the US . He holds a Bachelor of Science degree in Pharmacy and a Ph.D. in Bionucleonics.

Irwin Griffith, Ph.D.

Dr. Irwin Griffith has more than 15 years of expertise in the development and commercialization of immunotherapies for cancer, inflammatory and autoimmune diseases. He previously served as Senior Director for Business Development with Biomira Inc. prior to founding Rational BioDevelopment Inc. in 2003.

B.  Compensation

As at December 31, 2004, the Corporation had six executive officers. The aggregate cash compensation (including salaries, fees (including Director’s fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to and/or accrued in favour of such executive officer and corporations controlled by them by the Corporation for services rendered during the fiscal year ended December 31, 2004 was $201,600 to Dr. Noujaim, $172,800 to Mr. Salmon, $120,000 to Mr. Stewart, $120,000 to Dr. George, $92,500 to Dr. Stevens and $102,868 to Dr. Griffith. The Corporation did not pay or accrue any other aggregate additional direct non-cash compensation to the executive officers during the financial year ended December 31, 2004.

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation for the most recently completed financial years in respect of the directors and members of its administrative, supervisory or management bodies:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts(1) ($)	All Other Compensation ($)
Dr. Antoine A. Noujaim, (2) Chairman, President, Chief Executive Officer & Director	2004	168,000	33,600	Nil	1,675,000(3)	Nil	Nil	Nil
Rob Salmon, (4) Chief Financial Officer & Secretary	2004	144,000	28,800	Nil	1,000,000(5)(6)	Nil	Nil	Nil
Dr. Lorne J. Tyrrell, Chief Scientific Officer					320,000	Nil	Nil	Nil

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts(1) ($)	All Other Compensation ($)

Jacques R. Lapointe, Director			405,000(7)	Nil	Nil	Nil
Bruce D. Brydon, Director			230,000(8)	Nil	Nil	Nil
Thomas E. Brown, Director			170,000	Nil	Nil	Nil
Dr. Jean Claude Gonneau, Director			145,000	Nil	Nil	Nil
Douglas Gilpin, CA, Director			145,000	Nil	Nil	Nil
Macaraig (Marc) Canton(9) , President and COO
Michael W. Stewart, Vice President of Operations, Oncology	2004	120,000	165,000	Nil	Nil	Nil
Dr. Rajan George, Vice President, Research and Development, Infectious Diseases	2004	120,000	165,000	Nil	Nil	Nil
Dr. Andrew Stevens, Vice President, Clinical and Regulatory	2004	92,500	115,000	Nil	Nil	Nil
Dr. Irwin Griffith, Vice President, Drug Development and Infectious Diseases	2004	102,868	115,000	Nil	Nil	Nil

Notes:
(1)	ViRexx does not have any plans, which provide compensation intended to serve as incentive to executive officers for performance to occur over a period longer than one year.
(2)
Dr. Antoine Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation, December 22, 2003. Subsequent to December 31, 2004, Dr. Noujaim resigned his position as President of the Corporation effective February 1, 2005.

(3)	Of these, 1,125,000 Options were issued as replacement Options pursuant to the Arrangement.
(4)	Rob Salmon was appointed Chief Financial Officer on the date of the ViRexx Amalgamation, December 23, 2003.
(5)	Of these, 625,000 Options were issued as replacement Options pursuant to the Arrangement.
(6)
500,000 Options were granted to Rob Salmon in fiscal 2003 by Former ViRexx. 300,000 of such Options were exercised prior to the ViRexx Amalgamation on March 7, 2003. The remaining 200,000 Options were cancelled pursuant to the ViRexx Amalgamation Agreement and 200,000 replacement Options were issued by ViRexx on December 23, 2003.

(7)	Of these, 280,000 Options were issued as replacement Options pursuant to the Arrangement.
(8)	Of these, 105,000 Options were issued as replacement Options pursuant to the Arrangement.
(9)	Was hired in January of 2005.

The Corporation has granted stock options to certain officers and directors as described in Item 6E.

C.	Board practices

The directors listed above were elected to serve as directors at the annual meeting of the shareholders held on June 17, 2004 for the ensuing year until the next annual meeting of the shareholders. They were re-elected on June 16, 2005 to serve for the coming year until the next annual meeting. All of these directors are members of the environmental committee.

Thomas Brown, Douglas Gilpin and Bruce Brydon constitute the audit committee.

Jacques Lapointe, Thomas Brown and Dr. Jean Claude Gonneau constitute the compensation committee.

Bruce Brydon, Douglas Gilpin and Dr. Jean Claude Gonneau constitute the nominating and corporate governance committee.

The by-laws of the Corporation provide that from time to time the directors may fix the quorum for meetings of directors and for meetings of committees of directors but unless so fixed, a majority of the directors present at a meeting of directors or a majority of members of a committee of directors at a meeting of that committee of directors constitutes a quorum and to the extent required by the ABCA no business may be transacted unless one-half of the directors present are resident Canadians. Meetings of the Board or committees of the Board may be held any place the Board determines or by telephone.

Board of Directors

The Board currently consists of seven members. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

Board Committees

The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental Committee.

Audit Committee

The members of the Audit Committee are all outside and unrelated directors and are independent from any interest in the Corporation. The Chairman of the Audit Committee is Douglas Gilpin. He was specifically recruited for his accounting and financial skills. All members of the Audit Committee are considered financially literate. The Audit Committee met four times in 2004 and all members were present at each meeting. The Corporation formally adopted the Audit Committee Charter on April 11, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation’s financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation’s independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Compensation Committee

The members of the Compensation Committee are all outside and unrelated directors and are all independent from any interest in the Corporation. The Compensation Committee also adopted a charter on April 11, 2005. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors on compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

The Compensation Committee advises the Board on the administration of the Corporation’s Stock Option Plan, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Compensation Committee reports to the Board, which in turn gives final approval to compensation matters.

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options.

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Corporation’s lean organizational structure and potential growth in the international arena, the Compensation Committee’s goal is to provide base salaries, for its top performing employees, that are competitive with the Corporation’s peers and which also recognize the differentials from such peers.

The Board believes that employees should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Corporation’s stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plan. Under the Stock Option Plan, officers, consultants, and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

The Corporation has employment agreements or remuneration arrangements with all of its executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated. Commencing January 1, 2005, directors are paid $1,500 per board meeting and $250 per committee meeting, except as described herein, there are no other agreements or other remuneration arrangements with any of its directors. The Compensation Committee met once formally during 2004 but communicated informally from time to time.

Nominating and Corporate Governance Committee

The members of this Committee are all outside and unrelated directors and are independent from any interest in the Corporation. The Nominating and Corporate Governance Committee also adopted a charter on April 11, 2005.

Pursuant to its charter, the Nominating and Corporate Governance Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring the Corporation’s general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all Board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Nominating and Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally one time in 2004 and communicated informally from time to time.

The Corporation’s approach to corporate governance with reference to the TSX Guidelines is set out in the Corporation’s Management Information Circular. See Exhibit 1.1.

Environmental Committee

The Environmental Committee is comprised of the entire Board of Directors of the Corporation. The Environmental Committee adopted a charter on April 11, 2005. Under its charter the Environmental Committee will review, provide oversight of and monitor the Corporation’s environmental, health and safety policies, practices and actions; review, provide oversight of and monitor the social, political, and environmental trends, issues and concerns at the legislative, regulatory and judicial levels as they affect the Corporation and the industry, along with the Corporation’s positions and responses with respect thereto. It will also receive reports on the nature and extent of compliance or any non-compliance with relevant policies, standards and applicable legislation and will develop plans to correct deficiencies, if any. It reports to the Board on the status of such matters and reviews such other environmental matters as the Committee may consider suitable or the Board may specifically direct.

The Environmental Committee met once formally during 2004 but communicated informally from time to time.

D.  Employees

As at March 31, 2005, the Corporation has 27 fulltime employees of which 16 hold a Ph.D. There are currently 20 employees in research and development, and 7 employees in administration, corporate affairs and business development. All employees execute confidentiality and non-competition agreements and assignments of intellectual property rights to the Corporation.

The Corporation is not party to any collective bargaining agreements, has never experienced any material labour disruption and is unaware of any current efforts or plans to organize employees. The Corporation considers its relationship with its employees good.

E.  Share ownership

The following table sets out the names and titles of the executive officers and directors of the Corporation and their respective common share ownership in the Corporation as at March 31, 2005:

Name	Title/Office	As a % of Outstanding Shares
Dr. Antoine A. Noujaim	Chairman, Chief Executive Office and Director	5,794,019 10.6%(1)
Dr. Lorne J. Tyrrell	Chief Scientific Officer and Director	1,566,792 2.9%(2)
Jacques R. Lapointe	Director	37,500 0.07%(3)
Bruce D. Brydon	Director	Nil(4)
Thomas E. Brown	Director	709,214 1.3%(5)
Dr. Jean Claude Gonneau	Director	Nil(6)
Douglas Gilpin, CA	Director	Nil(7)
Macaraig (Marc) Canton	President and Chief Operating Officer	Nil(8)
Rob Salmon, CA	Chief Financial Officer and Secretary	774,922 1.42% (9)
Michael W. Stewart	Vice President, Operations, Oncology	266,039 0.49%(10)
Dr. Rajan George	Vice President, Research & Development, Infectious Diseases	72,763 0.13%(11)
Dr. Andrew Stevens	Vice President Regulatory Affairs	Nil(12)
Dr. Irwin Griffith	Vice President, Drug Development, Infectious Disease	Nil(13)

Notes:
(1)
Dr. Noujaim’s wife, Jean Noujaim also holds 26,430 Shares or 0.048% of the issued and outstanding Shares of ViRexx. Dr. Noujaim also holds options for an additional 1,675,000 ViRexx Shares and warrants for an additional 625,000 ViRexx Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Noujaim to 8,094,019 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options and warrants held by Dr. Noujaim, upon such exercise Dr. Noujaim would beneficially own, directly or indirectly 14.23% of the issued ViRexx Shares.

(2)
Dr. Tyrrell also holds options for an additional 320,000 ViRexx Shares, which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Tyrrell to 1,886,792 Shares. Assuming no other changes in share capital but the exercise of the Options held by Dr. Tyrrell, upon such exercise Dr. Tyrrell would beneficially own, directly or indirectly 3.4% of the issued ViRexx Shares.

(3)	Mr. Lapointe also holds options for 405,000 ViRexx Shares, which, if exercised, assuming no other changes, would result in Mr. Lapointe holding 442,500 or 0.8% of the ViRexx Shares.
(4)	Mr. Brydon holds options for 230,000 ViRexx Shares, which, if exercised, assuming no other changes, would result in Mr. Brydon holding 230,000 or 0.4% of the ViRexx Shares.
(5)
Thomas Brown also holds options for an additional 170,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Brown to 879,214 Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Brown, upon such exercise Mr. Brown would beneficially own, directly or indirectly 1.6% of the issued ViRexx Shares.

(6)
Dr. Gonneau also holds options for 145,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Gonneau, upon such exercise Dr. Gonneau would beneficially own, directly or indirectly 0.26% of the issued ViRexx Shares.

(7)
Mr. Gilpin holds options for 145,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Gilpin, upon such exercise Mr. Gilpin would beneficially own, directly or indirectly 0.26% of the issued ViRexx Shares.

(8)
Mr. Canton holds options for 300,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Canton, upon such exercise Mr. Canton would beneficially own, directly or indirectly 0.6% of the issued ViRexx Shares.

(9)
Mr. Salmon also holds options for an additional 1,000,000 ViRexx Shares and warrants for an additional 91,250 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Salmon to 1,866,172 Shares. Assuming no other changes in share capital but the exercise of the options and warrants held by Mr. Salmon, upon such exercise Mr. Salmon would beneficially own, directly or indirectly 3.4% of the issued ViRexx Shares.

(10)
Mr. Stewart also holds options for an additional 165,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Stewart to 431,039 Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Stewart, upon such exercise Mr. Stewart would beneficially own, directly or indirectly 0.8% of the issued ViRexx Shares.

(11)
Dr. George’s wife, Daisy George also holds 6,904 Shares in an RRSP account or 0.013% of the issued and outstanding Shares of ViRexx. Dr. George also holds options for an additional 165,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Dr. George to 237,763 Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. George, upon such exercise Dr. George would beneficially own, directly or indirectly 0.4% of the issued ViRexx Shares.

(12)
Dr. Stevens holds options for 115,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Stevens, upon such exercise Dr. Stevens would beneficially own, directly or indirectly 0.2% of the issued ViRexx Shares.

(13)
Dr. Griffith holds options for 115,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Griffith, upon such exercise Dr. Griffith would beneficially own, directly or indirectly 0.2% of the issued ViRexx Shares.

The names and titles of the executive officers and directors of the Corporation to whom options have been granted by the Corporation which are outstanding as of March 31, 2005 and the number of Common Shares subject to such options are set forth in the following table:

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Dr. Antoine A. Noujaim,	Chairman, President, Chief Executive Officer & Director(1)	350,000(2) 1,125,000(2)(5) 200,000(2)	$0.80 $0.48 $0.90	Dec. 23, 2008 May 15, 2013 Dec. 16, 2014
Rob Salmon	Chief Financial Officer(3)	200,000(2) 75,000(2)(5) 550,000(2)(5) 150,000(2)(4)(5) 25,000(2)	$0.80 $0.86 $0.48 $0.80 $0.90	Dec. 23, 2008 June 9, 2013 May 15, 2013 April 14, 2009 Dec. 16, 2014
Dr. Lorne J. Tyrrell	Chief Scientific Officer & Director	300,000 20,000	$0.80 $0.90	Dec. 23, 2008 Dec. 16, 2014
Dr. Jean Claude Gonneau	Director	125,000 20,000	$0.80 $0.90	April 14, 2009 Dec. 16, 2014
Douglas Gilpin	Director	125,000 20,000	$0.80 $0.90	April 14, 2009 Dec. 16, 2014

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Jacques R Lapointe	Director	10,000 20,000 50,000 200,000 125,000	$6.26 $0.94 $0.76 $0.86 $0.90	May 24, 2011 June 19, 2012 July 18, 2012 June 9, 2013 Dec. 16, 2014
Bruce D. Brydon	Director	10,000 20,000 75,000 125,000	$3.90 $0.94 $0.86 $0.90	April 10, 2011 June 19, 2012 June 9, 2013 Dec. 16, 2014
Thomas E. Brown	Director	150,000 20,000 4,090,000	$0.80 $0.90	Dec. 23, 2008 Dec. 16, 2014

Notes:
(1)
Dr. Antoine Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation, December 23, 2003. Subsequent to December 31, 2004, Dr. Noujaim resigned his position as President of the Corporation effective February 1, 2005.

(2)	Options are exercisable into Shares of the Corporation.
(3)	Rob Salmon was appointed Chief Financial Officer on the date of the ViRexx Amalgamation, December 23, 2003.
(4)	These Options vested on December 22, 2004.
(5)
All previously issued stock options were cancelled pursuant to the Arrangement and replacement Options were issued by the Corporation on December 10, 2004, at which time the Corporation’s Shares were trading on the TSXV.

Option Plan

The Corporation has in place a Stock Option Plan dated June 16, 2005 (the “Plan”) pursuant to which the Board of Directors of the Corporation may grant stock options (“Options”) up to a maximum of 8,256,000 Shares of the Corporation. The Plan provides that the terms of the Options and the Option price shall be fixed by the Directors subject to the price restrictions and other requirements imposed by the TSX. The Plan also provides that no Option shall be granted to any person except upon recommendation of the Directors of the Corporation, and only Directors, officers, employees, consultants and other persons who provide ongoing services of the Corporation or its subsidiaries may receive Options. Options granted under the Plan may not be for a period longer than ten (10) years and the exercise price must be paid in full upon exercise of the option.

The purpose of the Plan is to assist Directors, officers, employees, consultants and other persons who provide ongoing services of ViRexx and any of its subsidiaries to participate in the growth and development of ViRexx. The total number of Shares, which may be granted to any optionee, shall not exceed 5% of the outstanding Shares. The granting of Options is administered by the ViRexx Board, subject to the policies of the TSX.

During the financial year ended December 31, 2004, there were 4,564,168 Options which were either granted or converted from AltaRex options pursuant to the Arrangement. Subsequent to the financial year ended December 31, 2004, the Corporation granted an additional 300,000 Options at an exercise price of $1.17, exercisable until February 1, 2015, to Marc Canton as an inducement to his terms of employment as President and Chief Operating Officer of the Corporation. These Options were not granted pursuant to the Plan.

No optionee has any rights as a shareholder with respect to any shares subject to an option prior to the date of the issuance of a certificate or certificates for such shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth, as at March 31, 2005, certain information regarding each person who is known to the Corporation as an owner of more than 5% of the outstanding Common Shares of the Corporation.

Name	Class	Amount Owned(1)	% of Class
Dr. Antoine A. Noujaim	Common	5,794,019	10.6%
Canmarc Trading Co.(2)	Common	4,010,010	7.4%

(1)   Includes the Common Shares directly controlled by Dr. Noujaim.
(2)	The controlling shareholder of Canmarc Trading Co. is Michael Marcus of Houston, Texas

None of the Corporation’s major shareholders have different voting rights.

Based on a report by Computershare, as at December 31, 2004, there were 600 registered Shareholders in the United States that held common shares totalling 13.53 percent of the common shares outstanding.

To the extent known to the Corporation, the Corporation is not directly or indirectly owned or controlled by any Foreign Government, or by any other natural or legal persons, severally or jointly.

B.	Related party transactions

To the best of the knowledge of management of the Corporation, other than information already disclosed elsewhere in this Form 20-F and except for employment agreements with Executive Officers and stock option agreements, no person who has been an insider of the Corporation for the three (3) most recently completed financial years ended December 31, 2004, December 31, 2003 or December 31, 2002 or subsequent period to the date of this Form 20-F or any associate or affiliate of such insider has had any material direct or indirect interest in any material transaction with the Corporation since January 1, 2002 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries.

C.	Interests of experts and counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The Corporation’s consolidated financial statements are included herein under Item 18.

Legal Proceedings

There are no material legal proceedings which have been commenced against the Corporation or, to the knowledge of management of the Corporation, will be commenced.

Dividend Policy

To date, the Corporation has not paid any dividends on its Common Shares. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of the Corporation and will depend upon the Corporation’s earnings, its capital requirements and financial condition and other relevant factors. The Corporation does not anticipate declaring or paying any dividends in the foreseeable future.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and listing details

The annual high and low market prices for the five most recent full financial years are as set forth below:

	High	Low
TSX - Toronto Stock Exchange
December 16, 2004 - December 31, 2004(1)	1.22	0.85
TSX Venture Exchange
December 15, 2004(1)	1.60	0.90
December 31, 2003(2)	0.14	0.10
December 31, 2002(3)	0.23	0.15
December 31, 2001(3)	0.55	0.30
December 31, 2000(3)	0.55	0.16

Note:
(1)	The Corporation’s Shares were delisted from the TSXV on December 15, 2004 and commenced trading on the TSX on December 16, 2004 as a result of the AltaRex Arrangement effective December 10, 2004.
(2)
Prior to the ViRexx Amalgamation, Norac, one of the predecessors to ViRexx, was a publicly listed company on the TSXV. On June 23, 2003, trading of Norac’s common shares was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSXV as a result of its inactive status. Pursuant to the ViRexx Amalgamation, the common shares of Norac were delisted from the TSXV on January 2, 2004 and the Corporation’s Shares were listed on the TSXV that same date but remained halted. The Corporation’s Shares resumed trading on the TSXV on April 16, 2004.

     (3) The trading price of common shares of Norac.

The high and low market prices for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below:

TSX - Toronto Stock Exchange	High	Low (1)
January 1 - March 31, 2005	2.13	1.09
December 16, 2004 - December 31, 2004	1.22	0.85
TSX Venture Exchange
December 15, 2004	1.20	0.94
September 30, 2004	1.18	0.90
June 30, 2004	1.60	1.02
March 31, 2004	-	-
December 31, 2003	-	-
September 30, 2003	-	-
June 30, 2003	0.14	0.10
March 31, 2003	-	-

Notes:
(1)
Prior to the ViRexx Amalgamation, Norac, one of the predecessors to ViRexx, was a publicly listed company on the TSXV. On June 23, 2003, trading of Norac’s common shares was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSXV as a result of its inactive status. Pursuant to the ViRexx Amalgamation, the common shares of Norac were delisted from the TSXV on January 2, 2004 and the Corporation’s Shares were listed on the TSXV that same date but remained halted. The Corporation’s Shares resumed trading on the TSXV on April 16, 2004.

For the most recent six months, the high and low market prices of the Corporation’s Common Shares are as set forth below:

	High	Low
TSX - Toronto Stock Exchange
July 31, 2005	1.04	0.96
June 30, 2005	1.12	0.96
May 31, 2005	1.43	1.03
April 30, 2005	1.59	1.30
March 31, 2005	2.13	1.45
February 28, 2005	2.00	1.10
TSX Venture Exchange
December 1, 2004 - December 15, 2004	1.09	0.94
November 30, 2004	1.10	0.95
October 31, 2004	1.20	1.01

The Corporation’s Common Shares were de-listed from the TSX Venture Exchange on December 15, 2004 and contemporaneously listed on the Toronto Stock Exchange.

At March 31, 2005, there were 11,195,782 warrants outstanding at a weighted average exercise price of $1.10.

Expiry date	Exercise price ($)	Opening # January 1, 2005	Granted #	Exercised #	Cancelled#	Closing # March 31, 2005
January 7, 2004	0.80	230,000	-	-	230,000	0
April 14, 2005	0.80	1,100,000	-	732,063	-	367,937
June 23, 2005	0.80	500,000	-	325,000		175,000
July 7, 2005	1.00	5,083,095	-	150,500	-	4,932,595
October 14, 2005	1.00	5,500,000	-	139,750	-	5,360,250
November 26, 2006	4.00	360,000	-	-	-	360,000
		12,773,095	-	1,347,313	230,000	11,195,782

The Shares to be registered number 54,907,455 and are no par value Common Shares.

B.	Stock Option Pricing

No repricing took place during the last fiscal year ended December 31, 2004 with respect to stock options held by Named Executive Officers.

C.	Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment for cause of such person.

D.	Plan of Distribution

Not Applicable.

E.	Markets

The Corporation’s Common Shares are listed for quotation on the Toronto Stock Exchange under “VIR” and not on any other public trading market. The Corporation intends to apply for listing on the American Stock Exchange if this Form 20-F is accepted for registration.

F.	Selling Shareholders

Not Applicable.

G.	Dilution

Not Applicable.

H.	Expenses of the issue

Not Applicable.

Item 10.	Additional Information

A.	Share capital

ViRexx is authorized to issue an unlimited number of common shares (“ViRexx Shares”) of which 55,256,655 ViRexx Shares are issued and outstanding as fully paid and non-assessable as at the date hereof.
Common Shares

The holders of the ViRexx Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per ViRexx Share at meetings of the shareholders, and upon liquidation, dissolution or winding up of ViRexx are entitled to receive such assets of ViRexx as are distributable to the holders of the ViRexx Shares. All of the ViRexx Shares outstanding as of the date hereof are fully paid up and non-assessable.

Options and Warrants

ViRexx currently has outstanding stock options and common share purchase warrants to purchase common shares as outlined in Note 11 of the audited financial statements of the Corporation.

Share Sales

The share issuance history during the past three years is contained in Note 11 of the audited Financial Statements of the Corporation.

History of Share Capital

On April 14, 2004, ViRexx completed an offering to the public, through its agent Canaccord Capital Corporation (“Canaccord”), of 10,000,000 units, each consisting of one ViRexx Share and one half warrant (“ViRexx Public Offering Warrant”), for gross aggregate proceeds of CDN $8,000,000 ($0.80 per unit) and the exercise of an over allotment option to purchase a further 1,000,000 units, each consisting of one ViRexx Share and one half ViRexx Public Offering Warrant, for further gross aggregate proceeds of CDN $800,000 ($0.80 per unit) by Canaccord. Each full ViRexx Public Offering Warrant constitutes a non-transferable ViRexx Share purchase warrant entitling the holder thereof to purchase one ViRexx Share at a price of $1.00 until October 14, 2005. In December 2004 the Arrangement was completed which resulted in the issuance of 26,257,759 ViRexx Common Shares for all issued and outstanding shares of AltaRex shares. The following sets out information with respect to issuances of Common Shares by the Corporation which have changed the amount of capital.

Former ViRexx

In the 12 months preceding the effective date of the ViRexx Amalgamation, 1,032,648 Former ViRexx Research Shares were issued as follows:

Date of Issue	Number of Shares Issued	Price per Share	Gross Proceeds	Manner of Issuance
March 27, 2003	48,000	$0.65	$31,200	Share Subscription
April 8, 2003	300,000	$0.001	$300	Employee Options
August 6, 2003(1)	521,233	$0.369/$0.422	$192,333	Debenture Conversion
December 22, 2003(2)	163,415	$0.422	$68,944	Debenture Conversion
Notes:
(1)
On August 6, 2003, Dr. Antoine Noujaim converted his $175,000 principal amount of indebtedness plus accrued interest of $17,333 (for an aggregate of $192,333) into 521,233 ViRexx Shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Share for a total of 480,160 ViRexx Shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Share for a total of 41,073 ViRexx Shares.

(2)	(See “Consolidated Loan and Share Capital”).

The ViRexx Amalgamation

On the effective date of the ViRexx Amalgamation, December 23, 2003, 4,455,000 Norac A Shares and 2,500,000 Norac B Shares were outstanding. As a result of the ViRexx Amalgamation, the outstanding Norac A Shares were converted into ViRexx Shares on the basis of 0.2244667 ViRexx Shares for each Norac A Share and 0.0000004 ViRexx Shares for each Norac B Share. A total of 1,000,000 ViRexx Shares were issued on conversion of Norac A Shares and Norac B Shares.

On the effective date of the ViRexx Amalgamation, December 23, 2003, 17,778,725 ViRexx Research Shares were outstanding. As a result of the ViRexx Amalgamation, the outstanding Former ViRexx Shares were converted into ViRexx Shares on the basis of 0.5287218 ViRexx Shares for each Former ViRexx Share. A total of 9,400,000 ViRexx Shares were issued on conversion of Former ViRexx Shares.

ViRexx

On the date of the ViRexx Amalgamation, December 23, 2003, ViRexx issued the following securities:

Date of Issue	Number of Shares Issued (1)	Price per Share	Manner of Issuance
December 29, 2003	10,400,000	Deemed $0.80	From treasury
December 31, 2003	200,000	Deemed $0.80	From treasury as corporate finance fee to the Agent
Notes:
(1)
5,000,000 ViRexx Private Placement Special Warrants were issued pursuant to the ViRexx Private Placement issuable as ViRexx Private Placement Units of one ViRexx Share and one ViRexx Private Placement Warrant.

On the date of the ViRexx Public Offering, April 14, 2004, ViRexx issued the following securities:

Date of Issue	Number of Shares Issued (1)	Price per Share	Manner of Issuance
April 14, 2004	11,000,000	$0.80	From treasury
April 14, 2004	400,000	$0.80	From treasury as corporate finance fee to the Agent
Notes:
(1) 10,000,000 Units were also issued pursuant to the ViRexx Public Offering, 10,000,000 of such units consisting of one ViRexx Share and one half ViRexx Public Offering Warrant, 1,000,000 of such units (the Agent’s over-allotment option) consisting of one ViRexx Share and one half ViRexx Public Offering Warrant.

B.	Memorandum and articles of association

The Corporation’s Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 2010829345. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the ABCA, in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation, see Item 4 - Information on the Corporation - History and Development of the Corporation.

A director of the Corporation need not be a shareholder. In accordance with the ABCA, at least one quarter of the Corporation’s directors must be residents of Canada. The ABCA requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt or a dependent adult or formal patient under the Dependent Adults Act or Mental Health Act, or the subject of an order under The Mentally Incapacitated Persons Act in order to serve as a director. Neither our articles of incorporation or by-laws, nor the ABCA, impose any mandatory retirement requirements for directors.

A majority of the number of directors holding office at the time of the meeting will constitute a quorum, provided that at least half of the directors present are resident Canadians. Business cannot be transacted at a directors’ meeting without quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the ABCA. The ABCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Corporation or an affiliate;

•	relates primarily to his or her remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

•	is for indemnity or insurance; or

•	is with an affiliate.

The Corporation’s Board of Directors may, on behalf of the Corporation and without authorization of our shareholders:

•	borrow money upon the credit of the Corporation;

•	issue, reissue, sell or pledge debt obligations of the Corporation;

•	subject to certain disclosure requirements of the ABCA, give a guarantee on behalf of our Corporation to secure performance of an obligation of any person;

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired to secure any obligation of the Corporation; and

•	the directors by resolution may delegate to a director, a committee of directors or an officer any of these powers.

The Corporation’s articles of incorporation permit our Board of Directors to appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, provided that the number of additional directors does not at any time, exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders of the Corporation.

Rights and preferences of Capital Stock of the Corporation

Not applicable

Changing to the Rights of Shareholders

The Corporation is required to amend its articles of incorporation to effect any change to the rights of its shareholders. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Corporation implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

The Corporation’s By-Laws state that the annual meeting of shareholders shall be held on such date and at such time in each year as the Board, or the chairman of the Board, or the president in the absence of the chairman of the Board, may from time to time determine. In addition, the Board has the authority to call a special meeting of shareholders at any time. An annual meeting of shareholders is held each year, not later than fifteen months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. Notice of time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement and must state the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Corporation and the auditor of the Corporation. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the ABCA permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Our articles of incorporation states that meetings of our shareholders may be held in the cities of Vancouver and Victoria, British Columbia, Winnipeg, Manitoba, Ottawa and Toronto, Ontario, Montreal, Quebec, Halifax, Nova Scotia and anywhere in the Province of Alberta.

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the ICA. The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify or file an application for review with the IRD.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (Cultural Activities”) Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the CSRD in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage’s review, similar to the Minister’s review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD’s policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1. An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)
For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b) Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2003 was $223 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c) The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)	provides any financial service;

        (iii) provides any transportation services; or

                        (iv) is a cultural business.

2.
Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or cultural business.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition was made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change of Control

Our articles of incorporation and by-laws do not contain any specific provision that has the effect of delaying, deferring or preventing a change of control of our Corporation.

Disclosure of Ownership

Our by-laws do not contain provisions regarding public disclosure of share ownership. Applicable Canadian securities legislation requires certain public disclosure of the shareholdings of those persons who are insiders of the Corporation. Insiders include directors and senior officers as well as those persons who own common shares that exceed 10 percent of our company’s total issued and outstanding common shares.

With respect to the foregoing in this Item 10B, the applicable corporate law in the United States differs significantly in some respects from that in Canada. For example, under applicable corporate law in the United States, a company may not issue an unlimited number of shares. Additionally, a corporation may not be formed for certain purposes, such as insurance or commercial banking, unless certain approvals are received.

C.	Material contracts

1.	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002.

2.	Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

3.	Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

4.	Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

5.	Arrangement Agreement among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp. dated December 23, 2003.

6.	Asset Purchase Agreement between AltaRex Corp. and AltaRex Medical Corp. dated December 31, 2003.

7.	Indemnity Agreement between AltaRex Corp. and AltaRex Medical Corp. dated effective February 3, 2004.

8.	Convertible Note Payable with a prescribed interest rate of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004.

9.	Exclusive Distribution Agreement between Dompé Farmaceutici S.p.A. and AltaRex Medical Corp. dated July 6, 2004.

10.	Arrangement Agreement between AltaRex Medical Corp. and ViRexx Medical Corp. dated October 15, 2004.

The Corporation has also entered into employment agreements with certain executive officers. See Item 6 - Senior Management and Employees

D.	Exchange controls

The Corporation is aware of no governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Corporation’s securities. Any such remittances to United States residents, however, are subject to a withholding tax. Withholding tax is paid pursuant to the Income Tax Act of Canada but the rate is resolved pursuant to The Canada - US Income Tax Convention (1980), as amended.

The Corporation knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Corporation imposed on the right of foreigners to hold or vote the shares of the Corporation.

Except as provided in the ICA, the Corporation knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Corporation imposed on the right of foreigners to hold or vote the shares of the Corporation. See Item 10 - Additional Information - Limitations on Rights to Own Securities.

E.	Taxation

Canadian Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires Common Shares and who, for the purposes of the Income Tax Act (Canada), as amended (the “Tax Act”) and any applicable income tax treaty or convention, at all relevant times (i) is not a resident or deemed to be a resident in Canada; (ii) deals at arm’s length and is not affiliated with the Corporation; (iii) is not a foreign affiliate of a taxpayer resident in Canada; (iv) holds Common Shares as capital property; and (v) does not use or hold and is not deemed to use or hold such Common Shares in the course of carrying on a business in Canada (such an investor referred to herein as a “non-Canadian investor”). In general, a non-Canadian investor will be considered to hold Common Shares as capital property unless the investor is a trader or dealer in securities or otherwise holds them in the course of carrying on a business of buying or selling securities or has acquired them in a transaction considered to be an adventure in the nature of trade. This summary does not apply to non-Canadian investors (or other investors) who are insurers or who are “financial institutions” within the meaning of the “mark-to-market” rules contained in the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and on the Corporation’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary does not take into account or anticipate any change in law, whether by legislative, governmental or judicial action or changes in the administrative practices or assessing policies of the CRA.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any investor and no representation with respect to the tax consequences to any particular investor is made. This summary does not address any aspect of any provincial, state or local tax laws or the laws of any jurisdiction other than Canada. Accordingly, investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

A non-Canadian investor will be subject to a 25% withholding tax under the Tax Act on the gross amount paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of dividends to him on a Common Share. The rate of withholding tax may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. For example, pursuant to the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited or deemed to be paid or credited on a Common Share beneficially owned by a resident of the United States for the purposes of the Treaty will generally be reduced to 15%. However, where such beneficial owner is a company resident in the United States which owns at least 10% of the voting stock of the Corporation, the rate of such withholding is reduced to 5%.

The Common Shares constitute “taxable Canadian property” under the Tax Act. A disposition or deemed disposition of a Common Share by a non-Canadian investor will give rise to a capital gain (or capital loss). Any capital gain realized as a result of such disposition or deemed disposition will be subject to Canadian tax. However, under the Treaty, such gains will generally be exempt from Canadian tax where the non-Canadian investor disposing of such Common Shares is a resident of the United States for the purposes of the Treaty.

US Tax Considerations

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Corporation’s common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is of a general nature only and is not exhaustive of all US federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the Corporation’s common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Corporation’s common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Corporation’s common shares.

US Holders

As used herein, a “US Holder” means a holder of the Corporation’s common shares who is a US citizen or individual income tax resident of the United States under US domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source or a trust if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a US Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to US Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a US Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

US Holders receiving dividend distributions with respect to the Corporation’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the US dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of US Federal Income Tax Consequences, the term “earnings and profits” refers to the Corporation’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for US federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Corporation’s common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of the receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on the Corporation’s common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Corporation’s common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

The operation of the foreign tax credit for any particular US Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,”“high withholding tax interest,”“financial services income,”“shipping income,” and certain other classifications of income. Dividends distributed by the Corporation will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes.

Disposition of Common Shares

A US Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Corporation’s common shares. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to US Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein “US Person” means a citizen or income tax resident of the United States as determined under US domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer US Persons who are individuals and 60 percent or more of the Corporation’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), the Corporation is a “foreign personal holding company” (“FPHC”). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of the Corporation’s undistributed income.

Foreign Investment Corporation

If 50 percent or more of the combined voting power or total value of all classes of the Corporation’s stock is held, directly or indirectly (including through attribution), by US Persons, the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, the Corporation could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Corporation’s income which is passive, or the percentage of the Corporation’s assets which are producing passive income. Generally, US Holders of PFICs are taxed upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder’s holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest US income tax rate plus an interest charge to reflect the benefit of tax deferral.

However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally would not apply. Instead, the electing US Holder would include annually in gross income his, her or its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A US Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, US Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly (including through attribution), by US Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Corporation (“United States Shareholder”), the Corporation is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the US Shareholders’ income on a current basis, regardless of distributions. Such US Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current US tax on their pro rata shares of the CFC’s earnings invested in US property. In certain circumstances, a foreign tax credit may apply to reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents concerning the Corporation that are referred to in this document may be inspected at the office of the Corporation’s solicitors at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Corporation is exposed to risk of foreign currency exchange rate fluctuation. The Corporation has never tried to hedge its exchange rate risks, does not plan to do so, and may not be successful should it attempt to do so in the future.

The Corporation is also exposed to interest rate fluctuation risks, which it does not systematically manage. The Corporation has never tried to hedge its interest rate fluctuation risks, does not plan to do so and may not be successful should it attempt to do so in future.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	[Reserved]

Item 16.	[Reserved]

Item 16A - Audit Committee Financial Expert

As an Alberta corporation with operations principally outside of the United States, it is considered a “foreign private issuer” for the purposes of filings with the SEC and with any stock exchange in the United States. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. The Corporation is not yet listed and accordingly, the Corporation is not presently subject to the audit committee financial expert requirement.

The Board of Directors of the Corporation has appointed Mr. Douglas Gilpin to the audit committee. Mr. Gilpin is a chartered accountant and was an audit partner with KPMG LLP, Chartered Accountants, from 1981 to 1999.

Item 16B - Code of Ethics

Not applicable.

Item 16C - Principal Accountant Fees and Services

Not applicable.

Item 16D - Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES THROUGH NORMAL COURSE ISSUER BID(1)

Period December 14, 2004 to May 31, 2005	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 December 23, 2004 to December 22, 2005	___	___	___	2,663,823
Month #2 January 1, 2005 to January 31, 2005	40,800	$1.10	___	2,623,023
Month #3 February 1, 2005 to February 28, 2005	200	$1.10	___	2,622,823
Month #4 March 1, 2005 to March 31, 2005	90,000	$1.48	___	2,532,823
Month #5 April 1, 2005 to April 30, 2005	6,000	$1.44	___	2,526,823
Month #6 May 1, 2005 to May 31, 2005	___	___	___	___
Month #7 June 1, 2005 to June 30, 2005	108,800	$1.01	___	2,418,023
Month #8 July 1, 2005 to July 31, 2005	331,200	$1.00		2,086,823
August 1, 2005 to August 10, 2005	5,000	$1.00		2,081,823
Notes:
(1) A Normal Course Issuer Bid was approved by the TSX on December 21, 2004 and the intention of the Corporation to engage in this program was announced on December 22, 2004 and will terminate on December 23, 2005. Trading under the program commenced on December 22, 2004 and will terminate on December 22, 2005 at the close of trading. The trading will take place through the TSX and there is no restriction on the price paid per share. This Normal Course Issuer Bid is the first program of this nature ever implemented by the Corporation.

PART III

Item 17.	Financial Statements

The Corporation has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18.	Financial Statements

The Corporation’s audited financial statements attached hereto are hereby incorporated by reference.

Item 19.	Exhibits

The list of exhibits is included following the signature page hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this registration statement to be signed on its behalf.

VIREXX MEDICAL CORP.

By:	/s/ Robin Salmon, C.A.
Name: Robin Salmon, C.A.
Title: Chief Financial Officer

Date: August 10, 2005

By:	/s/ Dr. Antoine Noujaim
Name: Dr. Antoine Noujaim
Title: Chief Executive Officer

Date: August 10, 2005

REGISTRATION STATEMENT ON FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Document	Page No.
1.1	Notice of Annual and Special Meeting of the Shareholders of ViRexx Medical Corp. and Management Information Circular and Proxy for a meeting to be held on June 16, 2005 and dated April 30, 2005	E-1
1.2	Articles of Amalgamation of ViRexx Medical Corp.	E-39
1.3	Bylaw No. 1 of ViRexx Medical Corp.	E-42
1.4	Employment Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr.Antoine Noujaim	E-53
1.5	Confidentiality Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr. Antoine Noujaim	E-67
1.6	Employment Agreement dated May 15, 2003 between ViRexx Medical Corp. and Rob Salmon	E-77
1.7	Confidentiality Agreement dated May 15, 2003 between ViRexx Medical Corp. and Rob Salmon	E-94
1.8	Employment Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-103
1.9	Confidentiality Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Anton	E-118
1.10	Agency Agreement between ViRexx Medical Corp. and Canaccord Capital Corporation dated March 26, 2005	E-124
C.1	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002	E-165
C.2	Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-223
C.3	Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-286
C.4	Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-314
C.5	Arrangement Agreement among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp. dated December 23, 2003	E-327
C.6	Asset Purchase Agreement between AltaRex Corp. and AltaRex Medical Corp. dated December 31, 2003	E-400
C.7	Indemnity Agreement between AltaRex Corp. and AltaRex Medical Corp. dated effective February 3, 2004	E-420
C.8	Convertible Note Payable with a prescribed interest rate of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004	E-436
C.10	Arrangement Agreement between AltaRex Medical Corp. and ViRexx Medical Corp. dated October 15, 2004	E-438

Auditors’ Report

To the Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheets of ViRexx Medical Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Edmonton, Alberta
March 10, 2005
(except as to note 3, which is as of July 7, 2005)

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting difference

In the United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change in accounting for stock-based compensation described in Note 3 to the financial statements. Our report to the shareholders dated March 10, 2005 (except as to note 3, which is as of July 7, 2005) is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately described in the financial statements.

Chartered Accountants

Edmonton, Alberta
March 10, 2005
(except as to note 3, which is as of July 7, 2005)

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	March 31, 2005 $ (Unaudited)	December 31, 2004 $ (Restated - Note 3)	December 31, 2003 $ (Restated - Note 3)

Assets

Current assets
Cash and cash equivalents	8,988,453	9,462,988	2,708,599
Restricted cash (note 8)	659,931	659,000	—
Goods and services tax recoverable	41,476	94,903	56,231
Prepaid expenses and deposits	297,444	383,143	4,958
Investment tax credits recoverable	—	—	447,013
Share subscriptions receivable	—	—	37,500
Other current assets	96	18,527	52,082

	9,987,400	10,618,561	3,306,383
Property and equipment (note 5)	525,866	533,202	173,800
Patents and trademarks	—	—	242,626
Acquired intellectual property (note 6)	33,905,668	34,570,682	19,100

	44,418,934	45,722,445	3,741,909

Liabilities

Current liabilities
Accounts payable and accrued liabilities	615,363	744,805	1,131,154
Convertible debentures (note 8)	1,047,089	1,037,106	480,365

	1,662,452	1,781,911	1,611,519
Future income taxes (note 4)	6,124,032	6,749,947	—
Amount due to related party (note 7)	—	—	35,341

	7,786,484	8,531,858	1,646,860

Commitments (note 9)

Shareholders’ Equity

Common shares, no par value; unlimited shares authorized; 54,593,008 shares, 53,276,477 shares and 15,600,000 shares issued and outstanding, respectively (note 12)	43,489,343	42,371,313	5,808,817
Contributed surplus (note 12)	3,115,986	3,010,575	85,000
Equity component of convertible debenture (note 8)	59,118	59,118	59,118
Deficit accumulated during development stage	(10,031,997)	(8,250,419)	(3,857,886)

	36,632,450	37,190,587	2,095,049

	44,418,934	45,722,445	3,741,909

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

_____________________________________ Director	_____________________________________ Director

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Common stock
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit Accumulated during development stage $	Total shareholders’ equity $

Balance - December 31, 1999	—	—	—	—	—	—

Shares issued on incorporation	200	259	—	—	—	259
Net loss	—	—	—	—	(177,397)	(177,397)

Balance - December 31, 2000	200	259	—	—	(177,397)	(177,138)

Issuance of common shares	16,617,283	1,153,081	—	—	—	1,153,081
Exercise of warrants	260,039	207,094	—	—	—	207,094
Share issue costs	—	(69,067)	—	—	—	(69,067)
Net loss	—	—	—	—	(1,011,957)	(1,011,957)

Balance - December 31, 2001	16,877,522	1,291,367	—	—	(1,189,354)	102,013

Shares issued on settlement of debt	682,686	218,460	—	—	—	218,460
Issuance of common shares	184,000	800,024	—	—	—	800,024
Exercise of warrants	1,869	1,428	—	—	—	1,428
Share issue costs	—	(7,749)	—	—	—	(7,749)
Issuance of convertible debenture	—	—	90,000	—	—	90,000
Amalgamation	(1,000,000)	—	—	—	—	—
Net loss	—	—	—	—	(1,260,472)	(1,260,472)

Balance - December 31, 2002	16,746,077	2,303,530	90,000	—	(2,449,826)	(56,296)

Issued under private placement	48,000	31,200	—	—	—	31,200
Exercise of stock options	300,000	126,600	—	—	—	126,600
Conversion of debentures	684,648	261,277	(30,882)	—	—	230,395
Amalgamation	(7,378,725)	—	—	—	(24,498)	(24,498)
Issue of special warrants	5,200,000	3,086,210	—	—	—	3,086,210
Stock options issued to non-employees	—	—	—	85,000	—	85,000
Net loss	—	—	—	—	(1,383,562)	(1,383,562)

Balance - December 31, 2003	15,600,000	5,808,817	59,118	85,000	(3,857,886)	2,095,049

Retroactive adjustment for stock-based compensation	—	—	—	734,773	(734,773)	—

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity…continued

(expressed in Canadian dollars)

Common stock
Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit Accumulated during development stage $	Total shareholders’ equity $
Balance - December 31, 2003 (Restated)	15,600,000	5,808,817	59,118	819,773	(4,592,659)	2,095,049

Issued through public offering	11,000,000	8,800,000	—	—	—	8,800,000
Issued as corporate finance fee	400,000	—	—	—	—	—
Exercise of warrants	5,500	5,500	—	—	—	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	—	—	—	28,620,957
Exercise of stock options	13,218	15,727	—	(5,153)	—	10,574
Share issue costs	—	(879,688)	—	—	—	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	—	—	—	1,815,378	—	1,815,378
Stock options issued	—	—	—	380,577	—	380,577
Net loss	—	—	—	—	(3,657,760)	(3,657,760)

Balance - December 31, 2004	53,276,477	42,371,313	59,118	3,010,575	(8,250,419)	37,190,587

Repurchase of shares	(131,000)	(104,242)	—	—	(78,745)	(182,987)
Exercise of stock options	100,218	119,397	—	(36,183)	—	83,214
Exercise of warrants	1,347,313	1,135,900	—	—	—	1,135,900
Share issue costs	—	(33,025)	—	—	—	(33,025)
Stock options issued	—	—	—	141,594	—	141,594
Net loss	—	—	—	—	(1,702,833)	(1,702,833)

Balance - March 31, 2005 (Unaudited)	54,593,008	43,489,343	59,118	3,115,986	(10,031,997)	36,632,450

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss

(expressed in Canadian dollars)

	Three-month periods ended March 31,		Years ended December 31,
	2005 $	2004 $	2004 $	2003 $	2002 $	Cumulative from October 30, 2000 to March 31, 2005 $
	(Unaudited)	(Unaudited) (Restated - Note 3)	(Restated - Note 3)	(Restated - Note 3)		(Unaudited)
Revenue	—	—	—	—	—	—

Expenses
Research and development (note 11)	912,984	192,663	1,796,680	383,073	271,638	4,117,726
Corporate administration	742,360	271,564	1,887,711	892,036	815,934	4,701,542
Depreciation and amortization	692,542	10,249	71,348	31,596	37,501	854,711
Debenture interest	15,353	15,341	61,999	76,052	39,708	193,112
Interest income	(53,104)	—	(127,728)	(7,497)	—	(188,329)
(Loss) gain on foreign exchange	18,613	(412)	(14,971)	(4,401)	1,361	50,738
Other income	—	—	(15,324)	—	—	(15,324)
Gain (loss) on disposal of property and equipment	—	—	(1,955)	12,703	94,972	105,720

	2,328,748	489,405	3,657,760	1,383,562	1,261,114	9,819,896

Loss before income taxes	(2,328,748)	(489,405)	(3,657,760)	(1,383,562)	(1,261,114)	(9,819,896)

Income taxes (recovery)	(625,915)	—	—	—	(642)	(625,915)

Net loss	(1,702,833)	(489,405)	(3,657,760)	(1,383,562)	(1,260,472)	(9,193,981)

Basic and diluted loss per common share (note 13)	(0.03)	(0.03)	(0.14)	(0.15)	(0.14)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Three-month periods ended March 31,		Years ended December 31,
	2005 $	2004 $	2004 $	2003 $	2002 $	Cumulative from October 30, 2000 to March 31, 2005 $
	(Unaudited)	(Unaudited) (Restated - Note 3)	(Restated - Note 3)	(Restated - Note 3)		(Unaudited)
Cash provided by (used in)

Operating activities
Net loss for the period	(1,702,833)	(489,405)	(3,657,760)	(1,383,562)	(1,260,472)	(9,193,981)
Items not affecting cash:
Debenture interest	15,353	15,341	54,526	76,052	39,708	185,639
Depreciation and amortization	692,542	10,249	71,348	31,596	37,501	854,711
Future income taxes	(625,915)	—	—	—	—	(625,915)
Stock-based compensation	141,594	—	380,577	211,300	—	733,471
Write off of patent costs	—	—	242,626	—	—	242,626
(Gain) loss on disposal of property and equipment	—	—	(1,955)	12,703	94,972	105,720
Unrealized foreign exchange gain (loss)	2,600	—	(9,471)	—	—	(6,871)
Net change in non-cash working capital items (note 14)	20,145	(856,529)	(346,104)	476,659	2,945	195,736

	(1,456,514)	(1,320,344)	(3,266,213)	(575,252)	(1,085,346)	(7,508,864)
Financing activities
Issuance of share capital	1,186,089	(52,923)	7,405,027	3,280,210	815,000	13,977,852
Amounts due to related parties	—	(35,341)	(35,341)	13,368	21,973	—
Advances from shareholder	—	—	—	575,000	—	769,900
Repayment of advances from shareholder	—	—	—	(575,000)	(193,307)	(769,900)
Issuance of convertible debenture	—	—	—	—	685,000	685,000
Restricted cash	(931)	—	(659,000)	—	—	(659,931)
Repayment of note payable	—	—	—	—	(25,000)	—
Redemption of shares	(182,987)	—	—	—	—	(182,987)

	1,002,171	(88,264)	6,710,686	3,293,578	1,303,666	13,819,934
Investing activities
Acquisition of property and equipment	(20,192)	(25,512)	(403,364)	(94,617)	(97,222)	(796,623)
Cash acquired on acquisition	—	—	3,710,419	19,142	—	3,729,561
Proceeds on sale of property and equipment	—	—	2,861	9,210	—	12,071
Expenditures on patents and trademarks	—	—	—	(74,824)	(94,633)	(267,626)

	(20,192)	(25,512)	3,309,916	(141,089)	(191,855)	2,677,383

(Decrease) increase in cash and cash equivalents	(474,535)	(1,434,120)	6,754,389	2,577,237	26,465	8,988,453

Cash and cash equivalents - Beginning of period	9,462,988	2,708,599	2,708,599	131,362	104,897	—

Cash and cash equivalents - End of period	8,988,453	1,274,479	9,462,988	2,708,599	131,362	8,988,453

Supplementary information (note 14)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp., amalgamated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and eventual commercialization of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumors.

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”). On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”), as described in note 12, to form and continue business as ViRexx Medical Corp. (the “Company” or “ViRexx”). Norac was a public company whose shares were listed on the TSX Venture Exchange and on completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

2	Summary of significant accounting policies

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which, with respect to the Company, do not differ materially from those applied in the United States except as disclosed in note 16. Because the precise determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of financial statements for a period necessarily includes the use of estimates and approximations which have been made using careful judgment. Actual results could differ from those estimates. These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Interim financial statements and all tabular and other information presented in the notes to the consolidated financial statements for the periods ended March 31, 2005 and 2004 are unaudited. The accounting principles and methods of computation used in the accompanying unaudited interim consolidated financial statements for the periods ended March 31, 2005 and 2004 are the same as those of the audited consolidated financial statements for the three years ended December 31, 2004 except for the change in accounting policy described in note 3. In the opinion of management, all adjustments considered necessary for the fair presentation of results of the three-month periods ended March 31, 2005 and 2004 have been reflected in these financial statements, which should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2004.

(1)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.

b)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents.

c)	Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

d)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are depreciated over the term of the lease.

e)	License

License represents the amount paid for the rights to use certain patents and is recorded at cost. Amortization is provided for on a straight-line basis over twelve years, being the term of the licensing agreement.

f)	Unither agreement

This is the fair value attributed to the Unither development agreement on the acquisition of AltaRex Medical Corp. as described in note 6. The carrying amount does not necessarily reflect future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products. This amount is being amortized on a straight-line basis over the estimated term of the agreement, which is thirteen years.

(2)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

g)	Government grants and investment tax credits

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying amount of any assets acquired or to reduce eligible expenses incurred. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable. Government assistance recognized to date relates to federal government programs that provide refundable credits for qualifying scientific research and development expenditures and other grants as described in note 10.

h)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project has been established. No development costs have been deferred to date.

i)	Foreign currency translation

Translation of transactions arising in foreign currencies has been recorded at approximate rates of exchange in effect at the dates of the transactions, with resulting monetary assets and monetary liabilities arising in foreign currencies being translated at rates of exchange in effect at the balance sheet date. Gains or losses on translation during the period have been included in net loss for the year.

j)	Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the date of substantial enactment. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(3)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

k)	Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. Effective January 1, 2004, awards of stock options granted to employees are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the service period of the employee to whom the option was granted or the vesting period of the specific option. The corresponding credit is charged to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. Awards of stock options to non-employees are accounted for in accordance with the fair value method and result in compensation expense.

l)	Impairment of long-lived assets

Property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset with its expected future net undiscounted cash flows from use together with its residual value. If an asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds its fair value.

m)	Loss per share

The Company uses the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average number of common shares outstanding during each period. Diluted loss per share is computed using the weighted average number of common shares and includes the effects of dilutive convertible securities including convertible debentures, options and warrants.

3	Accounting changes

Effective January 1, 2004, the Company became subject to additional requirements of Section 3870 of the CICA Handbook with respect to accounting and disclosure for stock-based compensation. As such, new awards of stock options granted to employees made on or after January 1, 2004 are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the service period of the employee to whom the option was granted or the vesting period of the specific option. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. This change in recording the fair value of awards has been accounted for on a retroactive basis without restatement of prior periods. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company has increased the opening deficit and contributed surplus by $734,773.

(4)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The acquisition of AltaRex, as described in note 6, was originally treated as the acquisition of a business and accounted for in accordance with CICA 1581 Business Combinations. It was subsequently determined that AltaRex did not meet the definition of a business as described in EIC 124 and therefore should have been accounted for as a purchase of assets. Financial statements for the year ended December 31, 2004 have been restated to reflect this treatment. The impact of this restatement is a $7,282,832 increase in acquired intellectual property rights; a $6,065,718 decrease in goodwill; a $684,229 increase in future income taxes payable; a $568,859 increase in share capital and a $35,974 decrease in convertible debentures payable at December 31, 2004.

Effective January 1, 2004, the Company wrote off the carrying value of capitalized costs incurred on patents and trademarks to reflect the uncertainty associated with any future economic benefit. This was accounted for retroactively and the prior year’s financial statements were restated. As this did not represent a change in accounting policy, the total impact of the write down should have been reflected in the year ended December 31, 2004. The financial statements have been restated to reflect this treatment. The impact of this restatement is a $242,626 increase in the net loss previously reported for the year ended December 31, 2004; a $167,802 decrease in the deficit previously reported as of January 1, 2003; and, a $74,824 decrease in the previously reported 2003 net loss.

4	Income taxes

The reconciliation of income taxes (recovery) attributable to operations using the statutory tax rate is as follows:

	March 31, 2005 $ (Unaudited)	March 31, 2004 $ (Unaudited)	December 31, 2004 $ (Restated)	December 31, 2003 $ (Restated)	December 31, 2002 $

Canadian statutory rates	33.62%	36.12%	33.87%	36.74%	17.77%

Expected recovery at the statutory rate	(782,925)	(176,773)	(1,239,000)	(508,000)	(224,000)
Unrecognized deductible temporary differences and tax losses	100,010	176,773	1,109,000	429,000	222,358
Stock-based compensation and other non-deductible expenses	57,000	—	130,000	79,000	1,000

Total income taxes	(625,915)	—	—	—	(642)

(5)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Significant components of the Company’s future tax balances are as follows:

	March 31, 2005 $ (Unaudited)	December 31, 2004 $ (Restated)	December 31, 2003 $ (Restated)

Future tax assets
Non-capital loss carry forwards	1,772,798	1,577,315	536,251
Research and development deductions and investment tax credits	1,444,491	1,244,976	257,046
Other assets	425,589	420,599	283,572

	3,642,878	3,242,890	1,076,869
Future tax liabilities
Acquired intellectual property	(9,766,910)	(9,992,837)	—

Valuation allowance	—	—	(1,076,869)

Net future tax liability	(6,124,032)	(6,749,947)	—

At December 31, 2004, the Company had $4,691,597 of non-capital loss carry forwards; $2,667,119 of scientific research and experimental development (“SR&ED”) expenditures; and, $601,113 of investment tax credits available to reduce taxable income in future years. The benefit of these losses, SR&ED expenditures and investment tax credits has been recognized as a reduction of future income tax liabilities as their realization is considered more likely than not through the use of feasible tax planning strategies. SR&ED expenditures may be carried forward indefinitely. Loss carry forwards and investment tax credits expire as follows:

	Non-capital loss carry forwards $	Investment tax credits $

2007	138,101	—
2008	234,160	—
2009	399,890	9,767
2010	820,624	767
2012	—	2,315
2013	—	28,127
2014	3,098,822	560,137

	4,691,597	601,113

(6)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

5	Property and equipment

	March 31, 2005 (Unaudited)
	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	467,993	92,629	375,364
Office furniture and equipment	64,124	15,953	48,171
Computer equipment and software	113,764	45,672	68,092
Leasehold improvements	36,468	2,229	34,239

	682,349	156,483	525,866

Depreciation expense relating to property and equipment charged to current operations was $27,528 for the period ended March 31, 2005 and $10,249 for the period ended March 31, 2004.

	December 31, 2004
	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	465,394	76,090	389,304
Office furniture and equipment	64,124	13,210	50,914
Computer equipment and software	98,297	38,787	59,510
Leasehold improvements	34,343	869	33,474

	662,158	128,956	533,202

	December 31, 2003
	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	175,238	29,545	145,693
Office furniture and equipment	15,285	4,765	10,520
Computer equipment	30,366	12,779	17,587

	220,889	47,089	173,800

Depreciation expense relating to property and equipment charged to operations was $69,264 (2003 - $29,513).

(7)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

6	Acquired intellectual property

	March 31, 2005 $	December 31, 2004 $	December 31, 2003 $
	(Unaudited)

Unither development agreement - net of accumulated amortization $664,494 (2004 - $nil)	33,889,172	34,553,666	—
Other licenses - net of accumulated amortization of $8,504 (2004 - $7,984; 2003 - $5,900)	16,496	17,016	19,100

	33,905,668	34,570,682	19,100

Amortization expense relating to intellectual property charged to operations was $665,014 for the period ended March 31, 2005 (unaudited) (December 31, 2004 - $2,084; December 31, 2003 - $2,083).

On December 10, 2004, the Company acquired certain intellectual property and related agreements. These assets resided in AltaRex, a holding company with no active business. The Company completed the acquisition by issuing 26,257,759 common shares in exchange for all of the issued and outstanding shares of AltaRex. The assets consisted primarily of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics Corporation (“United Therapeutics”), for the development of five monoclonal antibodies, including OvaRex® MAb, the Company’s lead product in late stage development for the treatment of ovarian cancer. Under the terms of the agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the majority of the European Union and certain other countries. Unither is responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

Consideration was 26,257,759 ViRexx common shares with a fair value of $28,620,957 based on $1.09 per share, which was the market price per share at the date of announcement on October 15, 2004. The acquisition price also includes $1,815,378 relating to the fair value of new ViRexx stock options issued in exchange for AltaRex stock options and acquisition costs of $568,859.

Pursuant to an independent valuation, the Unither agreement and the intellectual property acquired was valued at $34,553,666. Other net assets, which consisted of cash, equipment and a debenture payable, amounted to $3,201,475. The Company also recorded a future income tax liability of $6,749,947, net of future tax assets in the amount of $3,242,890, which were recognized at the date of acquisition.

(8)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The Company is a party to other license and development agreements with various third parties. In each case, the third party may be entitled to receive any one or a combination of milestone payments, royalty payments and stock options based on the product development stage or sales revenue from the development of certain products or technology. The Company has not made any payments under these agreements and has no liability for payments or the issue of shares or options at March 31, 2005 (unaudited), December 31, 2004 or December 31, 2003.

7	Related party transactions and balances

The balance due as at December 31, 2003 in the amount of $35,341 related to interest accrued at 18% on amounts advanced in 2003 to the Company by a shareholder.

8	Convertible debentures

	March 31, 2005 $	December 31, 2004 $	December 31, 2003 $
	(Unaudited)

U.S. dollar convertible debenture	512,198	502,215	-
Canadian dollar convertible debentures	450,000	450,000	450,000
Equity component of convertible debentures	(59,118)	(59,118)	(59,118)
Unpaid interest	144,009	144,009	89,483

	1,047,089	1,037,106	480,365

United States dollar convertible debenture

On August 15, 2002, AltaRex issued a convertible debenture to United Therapeutics in exchange for proceeds of US$433,310. On the acquisition of AltaRex, this debenture was determined to have a fair value of $511,687 (US$417,261). OvaRex patents and technology have been pledged as collateral for the debenture. Interest is payable on the debenture quarterly and accrues at 6% per annum. Principal and unpaid interest on the debenture is due in full on August 23, 2005. The debenture is convertible into common shares of the Company at a price of US$1.00 per share at any time at the option of United Therapeutics. As at March 31, 2005, the carrying amount of the convertible debenture reflecting current exchange rates is $512,198 (unaudited) (December 31, 2004 - $502,215).

(9)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Canadian dollar convertible debentures

On September 20, 2002, the Company issued convertible debentures in the amount of $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. A specific charge and interest against the T-ACT Technology patents was pledged as collateral for the debentures. The convertible debentures were accounted for in accordance with their substance and presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures, representing the value of the conversion feature and options, was classified as equity.

The debentures are convertible, at the option of the holder, into common shares of the Company at a conversion price of $0.50 per common share or at half of an Initial Public Offering (“IPO”) or Qualifying Transaction (“QT”) share issue price if such price is less than $0.95 at any time prior to September 20, 2005.

The Company has the right to compel conversion into common shares if the Company is in full satisfaction of its obligations under the agreement during a period commencing from the day the Company publicly announces its intentions to complete an IPO or QT and ending on the day such IPO or QT is formally approved by the shareholders of the Company. The Company announced such a transaction at approximately $0.80 per share in June 2003 and it was approved by the shareholders on December 22, 2003.

On August 6, 2003, a director, officer and significant shareholder of the Company converted $175,000 principal amount of the convertible debentures plus accrued interest of $17,333 into 521,233 ViRexx Research shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Research share for a total of 480,160 ViRexx Research shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Research share for a total of 41,073 ViRexx Research shares.

On December 23, 2003, an additional principal amount of $60,000 plus accrued interest of $8,944 was converted at $0.422 per ViRexx Research share for a total of 163,415 ViRexx Research shares.

In January 2004, the Company made a formal offer to redeem the remaining debentures and has deposited $659,931 into trust to satisfy redemption requirements and related costs. As a result, the debentures were classified as a current liability commencing December 31, 2003. The funds have not yet been accepted by the holders and the remaining debentures are outstanding at March 31, 2005.

(10)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

9	Commitments

Expected minimum lease payments in each of the next five years and in total, relating to the office and laboratory facility, are as follows:

$

2005	109,263
2006	109,263
2007	113,126
2008	115,885
2009	115,885
Thereafter	164,170

727,592

10	Government assistance and research and development projects

During the year ended December 31, 2004, the Company received a non-repayable grant in the amount of $364,430 (2003 - $154,780; 2002 - $80,750) from the National Research Council of Canada, of which $nil remained receivable at March 31, 2005 (unaudited) (December 31, 2004 - $nil; December 31, 2003 - $52,082).

In 2004, the Company entered into a technology commercialization agreement with Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the OcclusinTM Injection product. Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales.

During the year ended December 31, 2003, the Company accrued a refund in the amount of $451,475 (2002 - $386,414) related to a federal tax credit for Scientific Research and Experimental Development expenditures incurred during that year.

In 1997, AltaRex entered into an agreement with the AHFMR to jointly fund clinical trials, with AltaRex controlling, through ownership or licensing, all of the Technology. Funding of $500,000 was received in 1997. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales.

Amounts received related to government assistance were recorded as a reduction of research and development expense.

(11)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

11	Research and development projects

The Company is in the development stage and conducts research and development in the areas of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumours.

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumour associated antigen that is over-expressed by the majority of late stage ovarian cancer patients. The Company believes that the product acts as a immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer. All development costs for OvaRex® MAb are borne by United Therapeutics pursuant to the license agreement described in note 6.

•
The Company’s T-ACT™ technology platform is a novel and proprietary targeted tumor starvation technology platform which has the potential to produce a wide range of products that stop the flow of blood to solid tumors, both malignant (cancer) and non-malignant (benign).

•
The Chimigen™ technology platform encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral (antibody) as well as a highly desirable cellular response to clear the virus that is responsible for the chronic infection.

	Three-month periods ended March 31,		Years ended December 31,

	2005 $	2004 $	2004 $	2003 $	2002 $
	(Unaudited)	(Unaudited)

T-ACT™	358,996	113,839	410,018	426,024	367,534
Chimigen™	553,988	340,349	2,251,092	563,304	371,268

Gross research and development	912,984	454,188	2,661,110	989,328	738,802
Government grants	—	(261,525)	(864,430)	(154,780)	(80,750)
Tax credits	—	—	—	(451,475)	(386,414)

Net research and development	912,984	192,663	1,796,680	383,073	271,638

(12)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

12	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Company repurchased 131,000 common shares at an average price of $1.40 per share for the period January 1, 2005 to March 31, 2005, which resulted in a charge of $104,242 to share capital and a charge of $78,745 to the deficit (unaudited).

2004 Transactions

On April 14, 2004, the Company completed a public offering of 11,000,000 units at a price of $0.80 per unit for gross proceeds of $8,800,000. Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.00 per share until October 14, 2005. The agent for the offering, Canaccord Capital Corp. (“Canaccord”) received cash of 7.75% of the gross proceeds, 400,000 common shares and 1,100,000 agent warrants as a commission. Each agent warrant entitles Canaccord to acquire one common share of ViRexx for $0.80 per share until April 14, 2005.

In 2004, the Company issued 5,500 common shares on the exercise of warrants for proceeds of $5,500.

On December 10, 2004, the Company issued 26,257,759 common shares in exchange for all of the outstanding shares of AltaRex as described in note 6. Sixty percent of the common shares issued to AltaRex shareholders are freely tradable and the remaining forty percent are subject to a hold period until June 10, 2005.

2003 Transactions

On March 27, 2003, the Company completed a Private Placement of 48,000 common shares for gross proceeds of $31,200.

On August 6, 2003 and December 23, 2003, a total of 684,648 common shares were issued on the conversion of debentures as described in note 8.

On December 23, 2003, the Company issued 9,400,000 shares in exchange for the 17,778,725 outstanding shares of ViRexx Research Inc., a company subject to common control and 1,000,000 shares in exchange for all of the outstanding shares of Norac Industries Inc. (“Norac”), an unrelated inactive public company with no operations. The companies were amalgamated and considered to be a continuation of ViRexx Research Inc.

(13)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The net liabilities of Norac in the amount of $24,498 were treated as a charge to the deficit of ViRexx at book value, which approximated fair value.

On December 31, 2003, ViRexx completed a private placement of 5,000,000 special warrants at a price of $0.80 per unit for net proceeds of $2,926,210 after related issue expenses of $1,073,790. Upon exercise, each special warrant entitled the holder to receive one common share and one common share purchase warrant (the “warrant”). Each warrant entitled the holder to acquire one common share at an exercise price of $1.00 per share for a period of 18 months. In connection with this transaction, ViRexx issued 200,000 common shares to the agent as payment for costs of $160,000.

Stock options

The Company’s Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers, employees and consultants. On December 9, 2004, the Company’s shareholders approved the Plan that permits the issuance of stock options to purchase a maximum of 6,500,000 common shares of the Company.

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at March 31, 2005, December 31, 2004 and 2003.

	March 31, 2005 (Unaudited)		December 31, 2004		December 31, 2003

	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $

Outstanding - Beginning of period	6,369,168	0.84	2,103,218	0.80	685,000	0.50
Granted	—	—	4,564,168	0.85	2,403,218	0.70
Exercised	(100,218)	0.83	(13,218)	0.80	(300,000)	0.001
Expired	—	—	(285,000)	0.80	(685,000)	0.50

Outstanding - End of period	6,268,950	0.84	6,369,168	0.84	2,103,218	0.80

Exercisable - End of period	5,021,750	0.83	5,121,968	0.83	2,103,218	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.The following table summarizes information relating to currently outstanding and exercisable options:

(14)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

		March 31, 2005 (Unaudited)

		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	8.13	1,675,000
0.76	50,000	8.30	50,000
0.80	2,983,000	3.46	2,378,000
0.86	575,000	5.91	575,000
0.90	697,200	9.71	205,000
0.94	240,000	4.97	90,000
3.90	10,000	6.03	10,000
6.26	10,000	6.15	10,000
11.20	3,125	3.30	3,125
11.92	12,500	4.88	12,500
26.40	625	2.60	625
29.44	12,500	2.27	12,500

	6,268,950		5,021,750

		December 31, 2004

		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	8.38	1,675,000
0.76	50,000	7.55	50,000
0.80	3,070,000	3.71	2,465,000
0.86	575,000	6.16	575,000
0.90	697,200	9.96	205,000
0.94	240,000	5.22	90,000
1.03	13,218	0.33	13,218
3.90	10,000	6.28	10,000
6.26	10,000	6.40	10,000
11.20	3,125	3.55	3,125
11.92	12,500	5.13	12,500
26.40	625	2.85	625
29.44	12,500	2.52	12,500

	6,369,168		5,121,968

(15)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

		December 31, 2003

		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.80	2,103,218	4.71	2,103,218

At March 31, 2005, the 6,268,950 options outstanding had a weighted average remaining term of approximately six years (unaudited).

Stock-based compensation expense

During the period ended March 31, 2005, the Company recognized $141,594 of compensation expense and contributed surplus (unaudited). During the year ended December 31, 2004, the Company recognized $380,577 of compensation expense and contributed surplus. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company made an adjustment to the opening deficit and contributed surplus of $734,773 (see note 3).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following:

	March 31, 2005 (Unaudited)	December 31, 2004	December 31, 2003

Expected life	7 years	5 years	5 years
Risk-free rate	3.74%	4.0%	3.9%
Expected volatility	80.60%	77.2%	51.0%
Expected dividend yield	0.0%	0.0%	0.0%

	$	$	$

Weighted average fair value of options issued	0.88	0.54	0.39

Warrants

At March 31, 2005 there were 11,195,782 (unaudited) (December 31, 2004 - 12,543,094; December 31, 2003 - 5,500,000) warrants outstanding at a weighted average exercise price of $1.10 (unaudited) (December 31, 2004 - $1.06; December 31, 2003 - $0.98). The value attributed to the warrants is included in share capital.

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ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

				March 31, 2005 (Unaudited)

Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

April 14, 2005	0.80	1,100,000	—	(732,063)	—	367,937
June 23, 2005	0.80	500,000	—	(325,000)	—	175,000
July 7, 2005	1.00	5,086,595	—	(150,500)	—	4,936,095
October 14, 2005	1.00	5,496,500	—	(139,750)	—	5,356,750
November 26, 2006	4.00	360,000	—	—	—	360,000

		12,543,095	—	(1,347,313)	—	11,195,782

				December 31, 2004

Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

April 14, 2005	0.80	—	1,100,000	—	—	1,100,000
June 23, 2005	0.80	500,000	—	—	—	500,000
July 7, 2005	1.00	5,000,000	318,595	2,000	230,000	5,086,595
October 14, 2005	1.00	—	5,500,000	3,500	—	5,496,500
November 26, 2006	4.00	—	360,000	—	—	360,000

		5,500,000	7,278,595	5,500	230,000	12,543,095

				December 31, 2003

Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

June 23, 2005	0.80	—	500,000	—	—	500,000
July 7, 2005	1.00	—	5,000,000	—	—	5,000,000

		—	5,500,000	—	—	5,500,000

(17)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)
13	Loss per share

	Three-month period ended March 31,	Years ended December 31,

	2005 $	2004 $	2003 $	2002 $
	(Unaudited)	(Restated)	(Restated)

Loss attributable to common shareholders	(1,702,833)	(3,657,760)	(1,383,562)		(1,260,472)

	#	#	#		#

Weighted average number of common shares outstanding	53,745,499	25,268,388	9,128,866		8,762,781

		$ $		$	$

Basic and diluted loss per share	(0.03)	(0.14)	(0.15)		(0.14)

Common shares that could potentially dilute basic earnings per share in the future, but were not included in the computation of dilutive earnings per share for the three months ended March 31, 2005 because to do so would be anti-dilutive amounted to 18,492,051 (December 31, 2004 - 19,939,582; December 31, 2003 - 8,142,701; December 31, 2002 - 1,409,708).

(18)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

14	Supplementary cash flow information

	Three-month periods ended March 31,		Years ended December 31,

	2005 $	2004 $	2004 $	2003 $	2002 $
	(Unaudited)	(Unaudited)

Accounts receivable	18,431	52,082	42,471	(13,460)	(37,437)
Goods and services tax recoverable	53,427	3,672	(17,422)	(27,784)	16,685
Investment tax credits recoverable	—	—	447,013	(79,659)	(17,744)
Prepaid expenses and deposits	85,699	2,125	(337,114)	1,756	(6,383)
Income taxes recoverable	—	—	—	8,436	(8,436)
Accounts payable and accrued liabilities	(137,412)	(914,408)	(481,052)	587,370	56,902
Income taxes payable	—	—	—	—	(642)

	20,145	(856,529)	(346,104)	476,659	2,945

	Three-month periods ended March 31,		Years ended December 31,

	2005 $	2004 $	2004 $	2003 $	2002 $
	(Unaudited)	(Unaudited)

Income taxes paid	—	—	—	—	—

Interest paid	—	—	3,667	—	—

Interest received	53,104	—	127,728	7,497	—

(19)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)
15	Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, restricted cash, goods and services tax recoverable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity. The fair value of the liability for convertible debentures is considered to approximate their carrying amount because of the Company’s right to redeem the debentures at the carrying amount.

Credit risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters. Cash and equivalents are on deposit with a Canadian chartered bank.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents as defined in note 2. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk. The Company has not entered into foreign exchange derivative contracts.

(20)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

16	United States Accounting principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ, as they affect the Company, for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002 in the following material respects from U.S. generally accepted accounting principles (“U.S. GAAP”).

Consolidated balance sheets - U.S. GAAP

	March 31, 2005 $	December 31, 2004 $	December 31, 2003 $
	(Unaudited)
Assets
Current assets	9,987,400	10,618,561	3,306,383
Property and equipment	525,866	533,202	173,800

Total assets	10,513,266	11,151,763	3,480,183
	$	$	$

Liabilities
Current liabilities	615,363	744,805	1,131,154
Other long-term liabilities	—	—	35,341
Convertible debentures	1,106,207	1,096,224	539,483

Total liabilities	1,721,570	1,841,029	1,705,978

Shareholders’ equity
Common stock	43,489,343	42,371,313	5,808,817
Contributed surplus	3,115,986	3,047,085	856,283
Deficit accumulated during development stage	(37,813,633)	(36,107,664)	(4,890,895)

Total shareholders’ equity	8,791,696	9,310,734	1,774,205

Total liabilities and shareholders’ equity	10,513,266	11,151,763	3,480,183

(21)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Consolidated and statements of operations - U.S. GAAP

	Three-month period ended March 31,	Years ended December 31,

	2005 $	2004 $		2003 $	2002 $

Net loss in accordance with Canadian GAAP	(1,702,833)		(3,657,760)	(1,383,562)		(1,260,472)
Adjustments to reconcile to U.S. GAAP
Acquired intellectual property rights	—		(34,553,666)	—		—
Acquired intellectual rights amortization	665,014		2,084	2,083		2,081
Future income taxes	(625,915)		6,749,947	—		—
Stock-based compensation	—		—	(734,773)		(36,510)

Net loss and comprehensive loss in accordance with U.S. GAAP	(1,663,734)		(31,459,395)	(2,116,252)		(1,294,901)

		$	$		$	$

Net loss per share of common stock - basic and diluted	(0.03)		(1.25)	(0.23)		(0.15)

	#		#	#		#

Weighted-average number of shares of common stock outstanding - basic and diluted	53,745,499		25,268,388	9,128,866		8,762,781

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development (“IPRD”) when incurred if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

(22)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets. As the intellectual property is amortized, the future tax liability is also reduced to reflect the change in this temporary difference between the tax and accounting values of the assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.

Under U.S. GAAP, the acquired intellectual property is considered IPRD in accordance with FAS 2 - “Accounting for Research and Development Costs” (“FAS 2”). Given the Company’s development and patent strategy surrounding the compounds, the acquired intellectual property does not meet the criteria for alternative use as outlined in FAS 2. As a result, the amounts were expensed as IPRD.

Convertible debentures

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt; the option to convert the debt; and, the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

Under Canadian GAAP, $59,118 of the Canadian dollar convertible debentures are presented as equity. Under U.S. GAAP, all of the Canadian dollar convertible debentures are recorded as a liability. Accordingly, the debt and equity portion of the Canadian dollar convertible debentures in the amount of $594,009 at March 31, 2005 (unaudited) (December 31, 2004 - $594,009; December 31, 2003 - $539,483) is shown as a liability under U.S. GAAP.

Stock-based compensation

Effective January 1, 2004, for Canadian GAAP purposes, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of the deficit and contributed surplus were increased by $734,773 at January 1, 2004. During 2004, the Company recorded stock compensation expense of $380,577 in the consolidated statement of operations.

For U.S. GAAP, the Company has applied FAS 123 as of January 1, 2004 using the retroactive restatement transition provisions of SFAS No. 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

(23)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Three-month period ended March 31, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There is no concept similar to comprehensive income under current Canadian GAAP.

Current accounting pronouncements

In December 2004, the FASB issued Statement of No. 123R (“FAS123R”), Share-Based Payment (which supercedes Statements No. 123 and 95) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for suing a fair value based method. The new standard is effective for annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company adopted FAS 123 as of January 1, 2004 and, as disclosed in note 3, the Company adopted Section 3870 of the CICA Handbook on the same date. The Company is currently assessing the impact of FAS123R.

In April 2005, the Canadian Accounting Standards Board (“AcSB”) issued new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted commencing as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently assessing the impact of these new standards.

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